EXHIBIT 99.1

Execution Version
INVESTMENT AGREEMENT

BROOKFIELD BRP HOLDINGS (CANADA) INC.

- and -

TRANSALTA CORPORATION

March 22, 2019

TABLE OF CONTENTS
ARTICLE 1
INTERPRETATION
1.1	Defined Terms	1
1.2	Rules of Construction	13
1.3	Entire Agreement	13
1.4	Time of Essence	14
1.5	Governing Law and Submission to Jurisdiction	14
1.6	Severability	14
1.7	Knowledge	14
1.8	Schedules	14
ARTICLE 2
PURCHASE OF SECURITIES
2.1	Subscription	15
2.2	Payment	15
2.3	Use of Proceeds	15
ARTICLE 3
REPRESENTATIONS AND WARRANTIES
3.1	Representations and Warranties of the Issuer	15
3.2	Representations and Warranties of the Investor	23
3.3	Survival of Representations and Warranties	25
ARTICLE 4
COVENANTS
4.1	Mutual Covenants	26
4.2	Issuer Covenants	27
4.3	Further Investment	29
4.4	Permitted Hydro Asset Sale	29
4.5	Lock-Up	30
4.6	Additional Lock-Up	30
4.7	Return to Shareholders	30
4.8	Transfers of Exchangeable Securities	31
4.9	Standstill	31
4.10	Reorganization of Hydro Assets	33
4.11	Competition Act Approval	33
4.12	Tax Status	34
4.13	Suspension or Termination of Investor Obligations	34
ARTICLE 5
BOARD NOMINATION RIGHTS
5.1	Board of Director Nominees	35
5.2	Hydro Assets Operating Committee	37

ARTICLE 6
INDEMNIFICATION
6.1	Indemnification by the Issuer	37
6.2	Indemnification by the Investor	38
6.3	Notice of Claim	38
6.4	Claims	39
6.5	Computation of Indemnifiable Losses	39
6.6	Monetary Limits on Indemnification	39
6.7	Exclusivity	40
ARTICLE 7
CLOSING
7.1	Closing of the Initial Funding	40
7.2	Closing of the Second Funding	40
7.3	Fees Payable	41
7.4	Closing Deliveries of the Issuer	41
7.5	Closing Deliveries of the Investor	42
7.6	Conditions of Initial Funding	42
7.7	Conditions of Second Funding	44
ARTICLE 8
TERMINATION
8.1	Termination	45
ARTICLE 9
MISCELLANEOUS
9.1	Public Disclosure and Filings	46
9.2	Notices	47
9.3	Amendments and Waivers	48
9.4	Assignment	48
9.5	Remedies	48
9.6	Successors and Assigns	48
9.7	Further Assurances	48
9.8	Counterparts	48
9.9	Expenses	49

Schedule A - Exchangeable Securities Terms
Schedule B - SPV Governance Terms
Schedule C - Hydro Assets

INVESTMENT AGREEMENT
THIS AGREEMENT made as of the 22nd day of March, 2019,
B E T W E E N:
BROOKFIELD BRP HOLDINGS (CANADA) INC.,
a corporation existing under the laws of Ontario,
(hereinafter referred to as the “Investor”),
– and –
TRANSALTA CORPORATION,
a corporation existing under the laws of Canada,
(hereinafter referred to as the “Issuer”).
WHEREAS the Investor wishes to commit to invest an aggregate amount of $750,000,000 in the Issuer (the “Investment Amount”) by subscribing for (i) $350,000,000 principal amount of exchangeable 7% unsecured, subordinated debentures (the “Exchangeable Debentures”) having substantially the rights, preferences, privileges, restrictions and conditions set out in the Exchangeable Securities Terms (as defined herein) (the “Initial Subscription”) and (ii) $400,000,000 in redeemable, retractable Series I First Preferred Shares (the “Redeemable Shares”) having substantially the rights, preferences, privileges, restrictions and conditions set out in the Exchangeable Securities Terms (as defined herein) (the “Second Subscription”), in each case, in accordance with the terms and conditions set out in this investment agreement (the “Agreement”);
NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties hereinafter contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party), the parties agree as follows:
ARTICLE 1
INTERPRETATION
1.1	Defined Terms
For the purposes of this Agreement (including the recitals and the Schedules hereto), unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:
“2019 ASM” means the ASM to be held in 2019;
“Act” means the Canada Business Corporations Act;
“Additional Lock-Up” has the meaning specified in Section 4.6(a);

“Additional Lock-Up Period” means the period beginning on the date of the exercise of the Top-Up Option and terminating on the date that is 18 months later;
“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act in respect of the redemption or retraction of the Redeemable Shares;
“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. For the purposes of this definition, “control” when used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the Person, whether through the ownership of voting securities, by contract, or otherwise and, for the avoidance of doubt, in the case of the Investor, includes investment funds managed by Brookfield or its Affiliates but does not include any Affiliates of the Investor that operate behind an information wall erected to prevent exchanges or communication of non-public information that could result in conflicts of interest or breaches of Securities Laws;
“Affirmative Initial Funding Notice” has the meaning specified in Section 7.1(b)(i);
“ASM” means any annual general or annual general and special meeting of the shareholders of the Issuer, or the meeting resulting from any adjournment or postponement thereof;
“Authorizations” means with respect to any Person, any order, permit, approval, consent, waiver, licence, certificate, registration, franchise, privilege, quota, exemption or similar authorization of any Governmental Entity having jurisdiction over the Person;
“Board” means the board of directors of the Issuer, as constituted from time to time;
“Brookfield” means Brookfield Asset Management Inc.;
“Business Day” means any day, other than (a) a Saturday, Sunday or statutory holiday in the Province of Alberta or the Province of Ontario and (b) a day on which banks are generally closed in the Province of Alberta or the Province of Ontario;
“Canadian Securities Commissions” means the securities commissions or similar securities regulatory authorities in each of the Reporting Jurisdictions;
“Canadian Securities Laws” means the applicable securities legislation of each of the Reporting Jurisdictions and all published regulations, policy statements, orders, rules, instruments, rulings and interpretation notes issued thereunder or in relation thereto, as the same may hereafter be amended from time to time or replaced;
“Claim” has the meaning specified in Section 6.3;
“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act, and includes a Person duly authorized to exercise the powers and perform the duties of the Commissioner;
“Commitment Fee” has the meaning specified in Section 7.3(b);

“Common Shares” means the common shares in the capital of the Issuer, as constituted from time to time;
“Competition Act” means the Competition Act (Canada);
“Competition Approval” means (a) that the Commissioner shall have issued an Advance Ruling Certificate or (b) the applicable waiting period related to pre-merger notification under Part IX of the Competition Act in respect of the exercise of the Exchange Right shall have expired or been waived (or the obligation to notify shall have been waived) and the Commissioner shall have notified the Investor in writing that he does not intend to make an application under section 92 of the Competition Act in respect to the Exchange Right;
“Confidentiality Agreement” means the mutual confidentiality agreement dated March 20, 2019 between the Issuer and Brookfield Renewable Power Inc.;
“Contract” means any written agreement, commitment, engagement, contract, franchise, licence, lease, obligation or undertaking to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound;
“Debt Documents” means any Contract with recourse to the Issuer or the Hydro Assets and relating directly or indirectly to any indebtedness for borrowed money or the guarantee of any indebtedness for borrowed money, including any indebtedness pursuant to any credit agreement or trust indenture for borrowed money in excess of $75 million individually or $150 million in the aggregate, excluding guarantees or intercompany liabilities or obligations between two or more wholly-owned Subsidiaries of the Issuer or between the Issuer and one or more of its wholly-owned Subsidiaries;
“Effective Date” has the meaning specified in Section 4.1(a)(i);
“Encumbrance” means any mortgage, charge, pledge, hypothec, security interest, prior claim, assignment, lien (statutory or otherwise), or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute;
“Environmental Laws” means all Laws and all other statutory requirements relating to public health and safety, noise control, pollution, reclamation or the protection of the environment or to the generation, production, installation, use, processing, handling, storage, treatment, distribution, transportation, disposal, Release or threatened Release of Hazardous Substances, and all Authorizations issued pursuant to such Laws, agreements or other statutory requirements;
“Equity Acceleration Event” has the meaning specified in the Exchangeable Securities Terms;
“Exchange Right” has the meaning specified in the Exchangeable Securities Terms;
“Exchangeable Debentures” has the meaning specified in the recitals hereto;
“Exchangeable Securities” means the Exchangeable Debentures and the Redeemable Shares;

“Exchangeable Securities Terms” means the principal rights, privileges, preferences, restrictions and conditions of the Exchangeable Securities set out in Schedule A and with respect to Redeemable Shares, includes the terms specified in the Issuer’s articles of amalgamation;
“FERC” means the Federal Energy Regulatory Commission;
“Governmental Entity” means (a) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, (including an independent quasi-judicial tribunal), commission or board (including any independent system operator), arbitral body, bureau, ministry, agency or instrumentality, domestic or foreign, (b) any subdivision or authority of any of the above, (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (d) any stock exchange. For the avoidance of doubt, “Governmental Entity” includes Securities Regulators, the Alberta Utilities Commission, FERC and NERC and any applicable regional reliability entity, electric system operator, public utilities commission, public service commission or equivalent entity;
“Hazardous Substances” means any element, waste or other substance, whether natural or artificial and whether consisting of gas, liquid, solid or vapour that is prohibited, controlled, regulated, listed, defined, judicially interpreted, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials or any substance which is deemed under Environmental Laws to be deleterious to natural resources or worker or public health and safety or having a significant adverse effect upon the environment or human life or health;
“Historical Interest Shares” has the meaning specified in Section 3.2(n);
“Hydro Assets” has the meaning specified in the Exchangeable Securities Terms;

“Hydro Assets Business” means that part of the business currently carried on by TransAlta Generation Partnership that consists of owning, maintaining and operating the Hydro Assets;
“Hydro Assets Owner” has the meaning specified in Section 4.10(a);
“Hydro Assets Reorganization” has the meaning specified in Section 4.10;
“Hydro Equity Interest” means the equity interest in the Hydro Assets Owner deliverable to the Investor upon exchange of the Exchangeable Securities pursuant to the terms thereof;
“Hydro MAE Exceptions” means the MAE Exceptions modified to replace references therein (a) to “the Issuer and its Subsidiaries” to “the Hydro Assets Business” and (b) to “Material Adverse Effect” to “Hydro Material Adverse Effect”;

“Hydro Material Adverse Effect” means any fact, change, event, occurrence, effect or circumstance that, individually or in the aggregate with other such facts, changes, events, occurrences, effects or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization, financial condition or liabilities (contingent or otherwise) of the Hydro Assets Business or the Hydro Assets, in each case, taken as a whole, provided, however, that no fact, change, event, occurrence, effect or circumstance resulting from or arising in connection with any of the Hydro MAE Exceptions shall constitute a Hydro Material Adverse Effect;
“IFRS” means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis;
“Initial Funding” has the meaning specified in Section 7.1(a);
“Initial Funding Date” means, subject to Section 7.1(b), the date that is three Business Days after the 2019 ASM, or such other date as mutually agreed by the Issuer and the Investor;
“Initial Funding Outside Date” means 30 days after the date on which the 2019 ASM is held;
“Initial Purchase Price” has the meaning specified in Section 2.1(a);
“Initial Subscription” has the meaning specified in the recitals hereto;
“Investment Amount” has the meaning specified in the recitals hereto;
“Investor Nominees” has the meaning specified in Section 5.1;
“Investor Obligations” has the meaning specified in Section 4.13;
“Issuer Employees” means the officers and employees of the Issuer and its Subsidiaries;
“Laws” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, instrument, regulation, order, injunction, judgment, decree, ruling or other similar requirement, including Securities Laws, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise;
“Leased Assets” has the meaning specified in Section 3.1(v);
“Lock-Up Period” means the period beginning on the date hereof and terminating on December 31, 2023;

“Losses” means, in respect of any matter, all reasonable claims, complaints, demands, proceedings, actions, causes of action, orders, judgments, awards, penalties, fines, losses, damages, liabilities, costs and expenses (including, without limitation, any and all reasonable legal fees) arising as a consequence of such matter; provided, however, “Losses” excludes any and all punitive damages, exemplary damages and consequential losses;
“Management Nominees” means all of the director nominees recommended by the Board for election to the Board in the Issuer’s management proxy circular for the applicable ASM;
“Material Adverse Effect” means any fact, change, event, occurrence, effect or circumstance that, individually or in the aggregate with other such facts, changes, events, occurrences, effects or circumstances, is or would reasonably be expected to (A) prevent or materially delay or materially impair the ability of the Issuer to consummate the transactions contemplated by this Agreement by, (i) with respect to the Initial Subscription, the Initial Funding Outside Date and (ii) with respect to the Second Subscription, the Second Funding Date, or (B) be material and adverse to the business, operations, results of operations, assets, properties, capitalization, financial condition or liabilities (contingent or otherwise) of the Issuer and its Subsidiaries, taken as a whole, provided, however, that no fact, change, event, occurrence, effect or circumstance resulting from or arising in connection with any of the following shall constitute a Material Adverse Effect (collectively, the “MAE Exceptions”):
(a)	any condition or change in conditions generally affecting the industries in which the Issuer and its Subsidiaries operate;
(b)
any change in global, national, provincial or regional political conditions (including elections or the outbreak or escalation of war or acts of terrorism) or in general economic, business, regulatory, political, currency, credit, securities or market conditions or in national or global financial, capital or credit markets;

(c)
any change in applicable Laws, including any changes to carbon prices or carbon taxes, air quality restrictions (including but not limited to NOx and SOx) or electricity market structure applicable to the Issuer or any of its Subsidiaries;

(d)	the Climate Leadership Plan adopted by the Government of Alberta, or any change thereto;
(e)	any change in IFRS or changes in regulatory accounting requirements applicable to the industries in which the Issuer and its Subsidiaries operate;
(f)	any decline in electricity or commodity prices on a current or forward basis;
(g)	any natural disaster or act of terrorism or outbreak or escalation of hostilities or armed conflict, or any governmental response to the foregoing;
(h)
the occurrence of any “High Impact, Low Probability Event” as defined in the Alberta power purchase arrangements  (“PPAs”) to which the Issuer or its Subsidiaries are subject but, only to the extent such event qualifies as a force majeure under the PPAs;

(i)	any action taken (or omitted to be taken) by the Issuer or any of its Subsidiaries which is required to be taken (or omitted to be taken) pursuant to this Agreement;
(j)
any action taken (or omitted to be taken) by the Issuer at the written request of the Investor or any Affiliate thereof or that is consented to by the Investor or an Affiliate thereof expressly in writing;

(k)
other than risk factors, forward-looking information or statements, or other general cautions, any matter which has been expressly disclosed by the Issuer in the Public Disclosure Documents in sufficient detail to enable the Investor to identify and make a reasonably informed assessment of the nature and scope of the matter so disclosed as of the date hereof;

(l)
the failure of the Issuer to meet any internal or published projections, forecasts or estimates of revenues, earnings or cash flows, funds from operations, free cash flow, plant availability or generation of electricity (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred);

(m)
the announcement of the execution of this Agreement or the transactions contemplated herein or in the other Transaction Agreements, the consummation of such transactions or the performance of the covenants and obligations herein or therein;

(n)
any change in the market price or trading volume of any securities of the Issuer (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred);

(o)
any downgrade of, or announcement of any intention to review, any credit rating of the Issuer or any of its Subsidiaries publicly disclosed as of the date hereof (it being understood that the causes underlying such downgrade or review may be taken into account in determining whether a Material Adverse Effect has occurred);

(p)
any termination of, or announcement of any intention to review or terminate, any of the PPAs to which the Issuer or any of its Subsidiaries are subject, by the Balancing Pool pursuant to section 97 of the Electric Utilities Act (Alberta);

(q)
any filing of a Schedule 13D pursuant to the U.S. Exchange Act or an early warning report pursuant to applicable Canadian Securities Laws, in each case whether initial or amended, by a shareholder of the Issuer;

provided, however, that (i) with respect to clauses (a) through to and including (g), such matter does not have a materially disproportionate effect on the Issuer and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which the Issuer and/or its Subsidiaries operate; and (ii) references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “Material Adverse Effect” has occurred;

“Material Contracts” means any Contract: (a) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect or, in the case of a Contract that is relevant to the Hydro Assets Business, a Hydro Material Adverse Effect; (b) that is a Debt Document; (c) under which the Issuer or any of its Subsidiaries is obligated to make or expects to receive payments in excess of $75 million on a fiscal year basis; (d) that creates an exclusive dealing arrangement, right of first offer or refusal or most favoured nation arrangement that is material to the business of the Issuer and its Subsidiaries, taken as a whole; (e) providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $100 million; (f) that contains any non-competition, non-solicitation or similar obligation that limits or restricts in any material respect (X) the ability of the Issuer or any Subsidiary to engage in electrical power generation, or (Y) the scope of Persons to whom the Issuer or any of its Subsidiaries may sell electricity; (g) which is not terminable by the Issuer or any of its Subsidiaries, as applicable, upon notice of three months or less and under which the Issuer or any of its Subsidiaries is obligated to make or expects to receive (X) in respect of Contracts with a remaining term of 12 months or more, annual payments in excess of $75 million per annum or $200 million in aggregate over the term of the Contract or (Y) in respect of Contracts with a remaining term of less than 12 months, payments in excess of $75 million in aggregate over the remaining term of the Contract (other than leases for real property or employment agreements with any Issuer Employee); and (h) that is otherwise material and made outside of the Ordinary Course;
“Material Subsidiaries” means any Subsidiary, the total assets of which constitute more than 5% of the consolidated assets of the Issuer as at December 31, 2018, or the total revenues of which constitute more than 5% of the consolidated revenues of the Issuer for the year ended December 31, 2018, which for certainty shall include any entity or entities that hold the Hydro Assets;
“Money Laundering Laws” has the meaning given to such term in Section 3.1(o);
“NCIB” has the meaning specified in Section 4.7;
“Negative Initial Funding Notice” has the meaning given to such term in Section 7.1(b)(ii);
“NERC” means the North American Electric Reliability Corporation;
“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions;
“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings;
“NYSE” means the New York Stock Exchange or any successor thereto;
“Operating Committee Period” means the period commencing as soon as practicable after the Initial Funding Date and ending on the sixth anniversary of the Initial Funding Date;

“Order” means any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Entity that is binding on any Person or its property under applicable Law;
“Ordinary Course” means, with respect to an action taken by the Issuer or its Subsidiaries, that such action is consistent with the past practices of the Issuer and its Subsidiaries and is taken in the ordinary course of the normal day-to-day operations of the business of the Issuer and its Subsidiaries, including, for greater certainty, any action taken by the Issuer which is necessary to preserve or protect the health and safety of individuals, property or the environment in accordance with past practice and good electricity industry practice;
“Owned Assets” has the meaning specified in Section 3.1(v);
"Permitted Encumbrance" means:
(a)
any hypothec, mortgage, prior claim, privilege, lien, pledge, charge, security interest or encumbrance (each a “lien”) imposed by any Governmental Entity for taxes not yet due and delinquent or which are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of the Issuer in accordance with IFRS;

(b)
liens arising by operation of applicable Laws, securing the claims of persons having taken part in the construction or renovation of real property and other like liens arising in the Ordinary Course which are not overdue for a period of more than 30 days or which are being contested in good faith and by appropriate proceedings;

(c)	statutory liens incurred or pledges or deposits made under worker's compensation, employment insurance and other social security legislation;
(d)
liens or deposits to secure the performance of bids, tenders, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature (other than for borrowed money) incurred in the Ordinary Course;

(e)
servitudes, easements, rights-of-way, restrictions and other similar encumbrances incurred in the Ordinary Course and Encumbrances consisting of zoning or building restrictions, easements, licences, restrictions on the use of property or minor imperfections in title thereto which, in the aggregate, are not material in amount, and which do not in any case materially detract from the value of the Issuer’s real property subject thereto or interfere with the Ordinary Course of the business of the Issuer;

(f)
liens of or resulting from any judgment or award, the time for the appeal or petition for rehearing of which shall not have expired, or in respect of which the Issuer shall at any time in good faith be prosecuting an appeal or proceeding for review and in respect of which a stay of execution pending such appeal or proceeding for review shall have been secured;

(g)
undetermined or inchoate liens and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with applicable Laws or of which written notice has not been duly given in accordance with applicable Laws or which although filed or registered, relate to obligations not due or delinquent;

(h)	the rights reserved to or vested in Governmental Entities by statutory provisions;
(i)
securities to public utilities or to any municipalities or governmental or other public authorities when required by the utility, municipality, governmental or other public authority in connection with the supply of services or utilities to the Issuer;

(j)
liens arising solely by virtue of any statutory or common law provision relating to banker's liens, rights of combination of accounts or similar rights in the Ordinary Course of conducting day-to-day banking business in relation to deposit accounts or other funds maintained with a creditor depository institution; and

(k)	liens arising from the right of distress enjoyed by landlords or liens otherwise granted to landlords, in either case, to secure the payment of arrears of rent in respect of leased properties;
“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;
“Public Disclosure Documents” means, collectively, all of the documents which have been filed by or on behalf of the Issuer on Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com or on the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system at www.sec.gov since January 1, 2018 with the relevant Securities Regulators pursuant to the requirements of Securities Laws and any documents incorporated by reference therein;
“Purchase Price” means the Initial Purchase Price and the Second Purchase Price;
“Redeemable Shares” has the meaning specified in the recitals hereto;
“Registrable Securities” means Common Shares that are beneficially owned by the Investor or its Affiliates; provided, that, such Common Shares shall cease to be Registrable Securities (a) when their Registration has become effective and such Common Shares have been exchanged and disposed of pursuant to such Registration or (b) when such Common Shares cease to be outstanding;
“Registration” means the qualification under any of the Canadian Securities Laws of the distribution of Registrable Securities to the public in any or all of the provinces and territories of Canada pursuant to a prospectus and/or the registration under the U.S. Securities Act of the distribution of Registrable Securities to the public in the United States pursuant to a registration statement, as applicable;
“Registration Rights Agreement” means the registration rights agreement to be entered into between the Investor and the Issuer on the Initial Funding Date;

“Regulatory Approval” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity;
“Release” has the meaning prescribed in any applicable Environmental Laws and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the environment;
“Reporting Jurisdictions” means each of the Provinces of Canada;
“SEC” means the United States Securities and Exchange Commission;
“Second Funding” has the meaning specified in Section 7.2;
“Second Funding Date” means October 30, 2020, or such other date as is mutually agreed by the Issuer and the Investor;
“Second Purchase Price” has the meaning specified in Section 2.1(b);
“Second Subscription” has the meaning specified in the recitals hereto;
“Securities Laws” means the Canadian Securities Laws, the U.S. Securities Act and the U.S. Exchange Act;
“Securities Regulators” means any Canadian Securities Commission or the SEC, as applicable;
“Share Purchase Period” means the period beginning on the Initial Funding Date and terminating on the date that is 24 months after the Initial Funding Date which period shall be extended by that number of days (a) during which the Investor is subject to a restriction on purchasing Common Shares under applicable Securities Laws or under the Issuer’s policies, and (b) during which Section 4.13(b) applies;
“Share Purchases” has the meaning specified in Section 4.3(a);
“SIB” has the meaning specified in Section 4.7;
“SIB Period” means the period beginning at the time at which the Issuer’s substantial issuer bid circular is disseminated to shareholders of the Issuer (which dissemination time shall be identified by prior notice, given by or on behalf of the Issuer, to the Investor) and ending at the time at which the Issuer notifies the Investor in writing or publicly announces the expiry of the SIB;
“SPV Governance Agreement” means the unanimous shareholders’ agreement (or other similar governance document) to be entered into by or on the date that Investor acquires an interest in the Hydro Assets Owner pursuant to the Exchange Right or an Equity Acceleration Event, as applicable, between the Issuer, the Investor and the Hydro

Assets Owner, the principal terms, covenants and conditions of which are set forth in the SPV Governance Terms;
“SPV Governance Terms” means the principal terms for governance of the Hydro Assets Owner set out in Schedule B;
“Standstill” has the meaning specified in Section 4.9;
“Standstill Period” means, subject to Section 4.9(d), the period beginning on the date hereof and terminating on the date that is 36 months after the Initial Funding Date;
“Structuring Fee” has the meaning specified in Section 7.3(a);
“Subsidiary” or “subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary. A Person is considered to “control” another Person if: (i) the first Person beneficially owns or directly or indirectly exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, or (ii) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (iii) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person;
“Top-Up Option” has the meaning specified in the Exchangeable Securities Terms;
“Transaction Agreements” means this Agreement and the Registration Rights Agreement;
“Transfer” means any sale, assignment ,exchange, transfer, assignment, gift, hedge, pledge, loan, creation of an Encumbrance, hypothecation, alienation or other transaction, whether voluntary, involuntary or by operation of law, by which the legal or beneficial ownership of, or any security interest or other interest in a security passes from one Person to another Person or to the same Person in a different capacity, whether or not for value;
“TSX” means the Toronto Stock Exchange or any successor thereto;
“United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;
“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder, as the same may hereafter be amended from time to time or replaced; and
“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder, as the same may hereafter be amended from time to time or replaced.

1.2	Rules of Construction
In this Agreement:
(a)
the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to an “Article”, “Section” or “Schedule” followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement;
(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;
(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;
(e)	the word “including” is deemed to mean “including without limitation”;
(f)	the terms “party” and “the parties” refer to a party or the parties to this Agreement;
(g)	any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;
(h)
any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i)	all dollar amounts refer to Canadian currency;
(j)
any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(k)	whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.
1.3	Entire Agreement
The Transaction Agreements and the Confidentiality Agreement constitute the entire agreement between the parties and/or their respective Affiliates with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral. Unless otherwise agreed upon in writing by the parties, there are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in the Transaction Agreements, the articles of amalgamation of the Issuer and the Confidentiality Agreement.

1.4	Time of Essence
Time shall be of the essence of this Agreement.
1.5	Governing Law and Submission to Jurisdiction
(a)          This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Alberta and the federal laws of Canada applicable in that province.
(b)          Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Alberta over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.
1.6	Severability
If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.
1.7	Knowledge
For the purposes of this Agreement, with respect to any matter, the knowledge of the Issuer shall mean the actual knowledge of Dawn L. Farrell, President and Chief Executive Officer of the Issuer, Christophe Dehout, Chief Financial Officer of the Issuer, Brett M. Gellner, Chief Strategy & Investment Officer of the Issuer, John H. Kousinioris, Chief Growth Officer of the Issuer and Kerry O’Reilly, Chief Legal & Compliance Officer of the Issuer, after making reasonable inquiry concerning the matters in question.
1.8	Schedules
The following Schedules are attached to and form an integral part of this Agreement:
Schedule A	-	Exchangeable Securities Terms
Schedule B	-	SPV Governance Terms
Schedule C	-	Hydro Assets

ARTICLE 2
PURCHASE OF SECURITIES
2.1	Subscription
(a)         Initial Subscription. At the Initial Funding the Investor will purchase from the Issuer and the Issuer shall issue and sell to the Investor the Exchangeable Debentures at a price per debenture equal to $1,000, for an aggregate purchase price of $350,000,000 (the “Initial Purchase Price”).
(b)         Second Subscription. The Investor hereby subscribes for, and at the Second Funding will purchase from the Issuer, and the Issuer shall at the Second Funding issue and sell to the Investor, the Redeemable Shares at a price per share equal to $1,000, for an aggregate subscription price of $400,000,000 (the “Second Purchase Price”).
2.2	Payment
(a)         Initial Payment. The Investor shall pay, or cause to be paid, as directed by the Issuer, the Initial Purchase Price in satisfaction of the purchase price for the Exchangeable Debentures purchased by the Investor, to the Issuer on the Initial Funding Date by wire transfer in immediately available funds, or in such other manner as may be specified by the Issuer, acting reasonably.
(b)         Second Payment. The Investor shall pay, or cause to be paid, as directed by the Issuer, the Second Purchase Price in satisfaction of the subscription price for the Redeemable Shares subscribed for by the Investor, to the Issuer on the Second Funding Date by wire transfer in immediately available funds, or in such other manner as may be specified by the Issuer, acting reasonably.
2.3	Use of Proceeds
The Issuer shall use $500,000,000 of the Purchase Price received by the Issuer pursuant to this Agreement to fund the Issuer’s coal-to-gas conversion program, to fund growth initiatives and for general corporate purposes.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES
3.1	Representations and Warranties of the Issuer
The Issuer represents and warrants to the Investor as follows as of the date hereof and as of the Initial Funding Date, and acknowledges that the Investor is relying on such representations and warranties in entering into this Agreement:
(a)         Organization. Each of the Issuer and its Material Subsidiaries is a corporation or other legal entity duly incorporated or organized, as applicable, validly existing and in good standing under the laws of the jurisdiction of its incorporation, organization or formation, as applicable, and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted.

(b)         Qualification. Each of the Issuer and its Material Subsidiaries is duly registered and licensed to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities make such qualification, licensing or registration necessary, and has all Authorizations required to own, lease and operate its properties and assets and to conduct its business as now owned and conducted, except for those qualifications, licences, registrations and Authorizations, the absence of which do not have and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect or, in the case of qualifications, licences, registrations and Authorizations applicable in the Hydro Assets Business, a Hydro Material Adverse Effect.
(c)         Authorization. The Issuer has the requisite corporate power and authority to enter into each of the Transaction Agreements to which it is or will be a party, and to perform its obligations hereunder and thereunder. Each of the Transaction Agreements to which the Issuer is or will be a party (i) has been duly authorized, (ii) has been (or, in the case of the Registration Rights Agreement will be) duly executed and delivered by the Issuer, and (iii) is (or, in the case of the Registration Rights Agreement will be) a valid and binding agreement of the Issuer, enforceable against the Issuer in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction.
(d)         Authorized and Issued Capital of Issuer. As of the date of this Agreement, the authorized capital of the Issuer consists of (i) an unlimited number of Common Shares, of which 284,638,967 are issued and outstanding and (ii) an unlimited number of First Preferred shares, issuable in series, of which 10,175,380 Series A Shares, 1,824,620 Series B Shares, 11,000,000 Series C Shares, 9,000,000 Series E Shares and 6,600,000 Series G Shares are issued and outstanding.
(e)         Shares Validly Issued. All outstanding Common Shares have been duly authorized and validly issued as fully paid and non-assessable. No Common Shares have been issued in violation of any Law or any pre-emptive or similar rights applicable to them.
(f)          Issuance of Exchangeable Debentures. The Issuer has full corporate power and authority to issue the Exchangeable Debentures. The issuance of the Exchangeable Debentures has been duly authorized and, upon payment of the Initial Purchase Price, the Exchangeable Debentures will be validly issued as unsecured exchangeable debt obligations of the Issuer. At the Initial Funding Date, the Investor will be the legal and registered owner of the Exchangeable Debentures and will have good title thereto free and clear of all Encumbrances, other than as may be imposed as a result of the application of any Laws applicable to the Investor or as are imposed as a result of any actions taken by, or transactions entered into by, the Investor.
(g)         Issuance of Redeemable Shares. The Issuer has full corporate power and authority to issue the Redeemable Shares. The issuance of the Redeemable Shares has been duly authorized and, upon payment of the Second Purchase Price, the Redeemable Shares will be validly issued as fully paid and non-assessable preferred shares of the Issuer. At the Second Funding Date, the Investor will be the legal and registered owner of the Redeemable Shares and will have good title thereto free and clear of all Encumbrances, other than as may be imposed as a result of the application of any Laws applicable to the Investor or as are imposed as a result of any actions taken by, or transactions entered into by, the Investor.

(h)         No Violation. The execution and delivery by the Issuer of each Transaction Agreement to which it is or will be a party, and the performance by it of its obligations thereunder, including the issuance of the Exchangeable Securities to the Investor and the exchange of the Exchangeable Securities for the Hydro Equity Interest in accordance with the terms and conditions contained in the Exchangeable Securities Terms: (i) will not result in any violation of the provisions of the articles or by-laws of the Issuer; (ii) will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any Material Contract or material Authorization to which the Issuer or any of its subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound; and (iii) will not, assuming compliance with the matters referred to in section 3.1(i) below, result in any violation of the provisions of any Law or Order applicable to the Issuer or any of its Subsidiaries, except, in the case of clauses (ii) and (iii), as would not reasonably be expected to have a Material Adverse Effect or, in the case of any Contract, Law or Order applicable to the Hydro Assets Business, a Hydro Material Adverse Effect.
(i)          Consents and Approvals. No consent, approval, authorization or filing of or with any Person or Governmental Entity by the Issuer is required for the issue and sale of the Exchangeable Securities, the exchange of the Exchangeable Securities for Hydro Equity Interest in accordance with the terms and conditions contained in the Exchangeable Securities Terms or the consummation by the Issuer of the other transactions contemplated by the Transaction Agreements, other than: (i) the filing by the Issuer under applicable Canadian Securities Laws of one or more reports of exempt distribution (under Form 45-106F1 – Report of Exempt Distributions) with one or more Canadian Securities Commissions and any filings required to be made under the published rules of the TSX and NYSE; (ii) the filing by the Issuer under applicable Securities Laws of one or more material change reports and Current Reports on Form 6-K by the Issuer to report the execution of this Agreement and the transactions contemplated hereunder; (iii) third party approvals or Regulatory Approvals required in connection with the Hydro Assets Reorganization and any exchange of the Exchangeable Securities for the Hydro Equity Interest, including under the Competition Act; and (iv) any other consent, approval, authorization or filing obtained or made by the Issuer on or prior to the date hereof.
(j)          Reporting Issuer. The Issuer is a “reporting issuer” in each of the Reporting Jurisdictions and is not included in a list of defaulting reporting issuers maintained by the Securities Regulators of any such jurisdictions. The Issuer has not taken any action to cease to be a reporting issuer in any jurisdiction in which it is a reporting issuer, and has not received any notification from a Securities Regulator seeking to revoke its reporting issuer status.
(k)         Public Disclosure Documents. As of their respective filing dates, each of the Public Disclosure Documents complied with the requirements of applicable Securities Laws in all material respects and none of the Public Disclosure Documents contained any untrue statement of a material fact or omitted to state a material fact that is required to be stated therein or that is necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.
(l)          Listing of Common Shares. The Common Shares are listed and posted for trading on the TSX and NYSE and, to the knowledge of the Issuer, no Order ceasing or suspending trading of any of the Issuer’s issued securities or that would prohibit the sale or issuance of the Exchangeable Securities has been issued and no (formal or informal) proceedings for such purpose are pending or contemplated or have been threatened.

(m)        No Material Adverse Effect. Since January 1, 2019, there has not occurred a Material Adverse Effect or, in the case of the Hydro Assets Business, a Hydro Material Adverse Effect.
(n)         Compliance with Anti-Corruption Laws. Neither the Issuer nor any of its Subsidiaries, nor to the knowledge of the Issuer, any of its or their respective directors, executives, officers, representatives, agents or employees has: (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada), the Australian Criminal Code Act 1995 (Cth) or any applicable Law of similar effect; (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.
(o)         Compliance with Money Laundering Laws. The operations of the Issuer and of each of its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and money laundering Laws and the rules and regulations thereunder and any related or similar Laws, rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity relating to money laundering (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Entity involving the Issuer or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Issuer, threatened.
(p)         Confidential Material Change Reports. The Issuer has not filed any confidential material change report which at the date of this Agreement remains confidential.  There is and has been no failure on the part of the Issuer or, to its knowledge, any of its directors or officers, in their capacities as such, to comply with any applicable provision of the United States Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including, without limitation, Section 402 thereof related to loans and Sections 302 and 906 thereof related to certifications, except where any such failure to comply does not have Material Adverse Effect.
(q)         Financial Statements.
(i)
The Issuer’s audited consolidated financial statements as at and for the fiscal year ended December 31, 2018 (including any of the notes or schedules thereto) included in the Public Disclosure Documents: (i) were prepared in accordance with IFRS; and (ii) fairly present in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position, results of operations or financial performance and cash flows of the Issuer and its Subsidiaries as of their respective dates and the consolidated financial position, results of operations or financial performance and cash flows of the Issuer and its Subsidiaries for the respective periods covered by such financial statements (except as may be expressly indicated in the notes to such financial statements).

(ii)	The Issuer does not intend to correct or restate, nor, to the knowledge of the Issuer, is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to in this Section 3.1(q). There are no, nor are there any commitments to become a party to, any off-balance sheet transaction, arrangement, obligation (including contingent obligations) or other relationship of the Issuer or of any of its Subsidiaries with unconsolidated entities or other Persons.
(r)         Disclosure Controls and Internal Control over Financial Reporting.
(i)
The Issuer has established and maintains a system of disclosure controls and procedures (as such term is defined in NI 52-109) that are designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings or interim filings or other reports filed or submitted by it under Securities Laws is recorded, processed, summarized and reported within the time periods specified in Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under Securities Laws are accumulated and communicated to the Issuer’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(ii)
The Issuer has established and maintains a system of internal control over financial reporting (as such term is defined in NI 52-109) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(iii)
To the knowledge of the Issuer, there is no material weakness (as such term is defined in NI 52-109) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Issuer.

(s)         No Undisclosed Liabilities. There are no material liabilities or obligations of the Issuer or of any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (i) disclosed in the audited consolidated financial statements of the Issuer as at and for the fiscal year ended December 31, 2018 (including any notes or schedules thereto and related management’s discussions and analysis); (ii) incurred in the Ordinary Course and not required to be set forth in the financial statements of the Issuer under IFRS; (iii) incurred in the Ordinary Course since December 31, 2018; or (iv) incurred in connection with this Agreement.
(t)         Compliance with Laws. The Issuer and each of its Subsidiaries is, and since January 1, 2018 has been, in compliance in all material respects with Law (including Environmental Laws) except where non-compliance would not, individually or in the aggregate, have a Material Adverse Effect or, in the case of the Hydro Assets Business, a Hydro Material Adverse Effect. Except as disclosed in the Public Disclosure Documents, neither the Issuer nor any of its Subsidiaries, has been charged or, to the knowledge of the Issuer, is under any investigation with respect to, or threatened to be charged with, or has received notice of, any violation or potential violation of any Law which violation or potential violation would have, or could reasonably be expected to have, a Material Adverse Effect or, in the case of the Hydro Assets Business, a Hydro Material Adverse Effect.
(u)         Authorizations and Licences.
(i)
The Issuer and each of its Subsidiaries own, possess or have obtained all Authorizations that are required by Law in connection with (A) the operation of the business of the Issuer and of each of its Subsidiaries as presently conducted, and (B) the construction, ownership, operation or use of the assets of the Issuer and its Subsidiaries, except where the failure to own, possess or obtain any Authorization would not, individually or in the aggregate, have a Material Adverse Effect or, in the case of any such Authorizations that are required in connection the Hydro Assets Business, a Hydro Material Adverse Effect .

(ii)
The Issuer or its Subsidiaries, as applicable, lawfully hold, own or use, and have complied with, all such Authorizations, except as would not, individually or in the aggregate, have a Material Adverse Effect or, in the case of Authorizations applicable to the Hydro Assets Business, a Hydro Material Adverse Effect. Each Authorization is valid and in full force and effect, and is renewable by its terms or in the Ordinary Course, except as would not, individually or in the aggregate, have a Material Adverse Effect or, in the case of the Hydro Assets Business, a Hydro Material Adverse Effect.

(iii)
No action, investigation or proceeding is, to the knowledge of the Issuer, pending in respect of or regarding any such Authorization and none of the Issuer or any of its Subsidiaries has received notice of revocation, non-renewal or material amendments of any such Authorization, or of the intention of any Person to revoke, refuse to renew or materially amend any such Authorization.

(v)         Personal Property. The Issuer and its Subsidiaries have good title to all personal property of any kind or nature which the Issuer or any of its Subsidiaries purports to own (the “Owned Assets”), free and clear of all Encumbrances, other than Permitted Encumbrances, Encumbrances that are addressed in any governmental registry, arising in the Ordinary Course or that secure obligations of the Subsidiaries of the Issuer (that are non-recourse to the Issuer) under any project financing, except as would not, individually or in the aggregate, have a Material Adverse Effect or, in the case of the Hydro Assets Business, a Hydro Material Adverse Effect. The Issuer and its Subsidiaries, as lessees, have the right under valid and subsisting leases to use, possess and control all personal property leased by the Issuer or any of its Subsidiaries as used, possessed and controlled by the Issuer or its Subsidiaries, as applicable (the “Leased Assets”), except as would not, individually or in the aggregate, have a Material Adverse Effect or, in the case of the Hydro Assets Business, a Hydro Material Adverse Effect. The Owned Assets and the Leased Assets (including, for greater certainty, the Owned Assets and the Leased Assets of the Hydro Assets Business) have been properly maintained in all material respects in accordance with good industry operating practice and are in good working order, subject to ordinary wear and tear for equipment of comparable age, for the continued conduct of the business of the Issuer and its Subsidiaries in the manner in which it is currently conducted.

(w)        Real Property. Except as would not, individually or in the aggregate, have a Material Adverse Effect (or, in the case of the Hydro Assets Business, a Hydro Material Adverse Effect) or as disclosed in the Public Disclosure Documents:
(i)
(A) the Issuer or one of its Subsidiaries has good and marketable title to all real property currently owned by the Issuer or any of its Subsidiaries; and (B) such ownership is not subject to any Encumbrances, except for Permitted Encumbrances, Encumbrances that are addressed in any governmental registry, arising in the Ordinary Course or that secure obligations of the Subsidiaries of the Issuer (that are non-recourse to the Issuer) under any project financing;

(ii)
each lease, sublease, licence or occupancy agreement for real property leased, subleased, licensed or occupied by the Issuer or its Subsidiaries is valid, legally binding and enforceable against the Issuer or its Subsidiary, as applicable, and, to the knowledge of the Issuer, the other parties, in accordance with its terms and in full force and effect, and to the knowledge of the Issuer, none of the Issuer or any of its Subsidiaries is in material breach of, or material default under, such lease, sublease, licence or occupancy agreement, and, to the knowledge of the Issuer, no event has occurred which, with notice, lapse of time or both, would constitute such a material breach or material default by the Issuer or any of its Subsidiaries or permit termination, modification or acceleration by any third party thereunder;

(iii)
the Issuer or its Subsidiaries, as applicable, are fully entitled to the use and benefit from each lease, sublease, licence and occupancy agreement for real property leased, subleased, licensed or occupied by the Issuer or its Subsidiaries in accordance with the terms thereof and each such lease, sublease, licence and occupancy agreement is either vested in the name of the Issuer or its Subsidiary, as applicable, or held for the benefit of the Issuer or its Subsidiary; and

(iv)
to the knowledge of the Issuer, no third party has repudiated or has the right to terminate or repudiate any such lease, sublease, licence or occupancy agreement (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease, sublease, licence or occupancy agreement).

(x)         Options to Acquire Assets. There is no: (i) Contract, option, Encumbrance (other than a Permitted Encumbrance), or any other right of another Person binding upon or, which at any time in the future may become binding upon, the Issuer or any Subsidiary of the Issuer to sell, Transfer, assign, pledge, mortgage or in any other way dispose of any of the Hydro Assets Business (other than as contained in this Agreement); or (ii) indebtedness for borrowed money in respect of the Hydro Assets.
(y)         Restrictions on Conduct of Business. Neither the Issuer nor any of its Subsidiaries is a party to or bound by any non-competition agreement, any non-solicitation agreement, or any other agreement (other than this Agreement), obligation, judgment, injunction, order or decree which purports to: (i) limit in any material respect the manner or the localities in which all or any portion of the business of the Issuer or its Subsidiaries are conducted; (ii) limit any business practice of the Issuer or of any of its Subsidiaries in any material respect; or (iii) restrict any acquisition or disposition of any property by the Issuer or by any of its Subsidiaries in any material respect except for those agreements, obligations, judgments, injunctions, orders or decrees which would not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or, in the case of the Hydro Assets Business, a Hydro Material Adverse Effect.
(z)         Litigation. Other than as disclosed in the Public Disclosure Documents, as of the date hereof, there are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings pending, or, to the knowledge of the Issuer, threatened, against the Issuer or any of its Subsidiaries or affecting any of their respective properties or assets by any Person or by or before any Governmental Entity that, if determined adverse to the interests of the Issuer or its Subsidiaries, would have, individually or in the aggregate, a Material Adverse Effect (or, in the case of the Hydro Assets Business, a Hydro Material Adverse Effect) or would or would be reasonably expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of the Issuer, threatened against or relating to the Issuer or any of its Subsidiaries before any Governmental Entity. Neither the Issuer nor any of its Subsidiaries is subject to any outstanding judgment, order, writ, injunction or decree that would be, or be reasonably expected to be, individually or in the aggregate, have a Material Adverse Effect (or, in the case of the Hydro Assets Business, a Hydro Material Adverse Effect) or that would or would be reasonably expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement.
(aa)       Environmental Matters. Except as would not, individually or in the aggregate, have a Material Adverse Effect (or, in the case of the Hydro Assets Business, a Hydro Material Adverse Effect) or as disclosed in the Public Disclosure Documents, no written notice, order, complaint or penalty has been received by the Issuer or any of its Subsidiaries alleging that the Issuer or any of its Subsidiaries is in violation of, or has any liability or potential liability under, any Environmental Law, and, there are no judicial, administrative or other actions, suits or proceedings pending or, to the knowledge of the Issuer, threatened against the Issuer or any of its Subsidiaries which allege a violation of, or any liability or potential liability under, any Environmental Laws; and the Issuer is not aware of any facts or circumstances that reasonably could be expected to give rise to any such notice, claim, order, complaint or penalty.
(bb)       Insurance.
(i)
The Issuer and each of its Subsidiaries is, insured by reputable third party insurers with adequate policies appropriate for the size and nature of the business of the Issuer and its Subsidiaries and their respective assets, including a sufficient level of insurance necessary to comply with the terms and conditions of its Authorizations and the Material Contracts.

(ii)
To the knowledge of the Issuer, each material insurance policy currently in effect that insures the physical properties, business, operations and assets of the Issuer and its Subsidiaries is valid and binding and in full force and effect. There is no material claim pending under any insurance policy of the Issuer or of any of its Subsidiaries that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any material portion of such claims. All material proceedings covered by any insurance policy of the Issuer or of any of its Subsidiaries have been properly reported to and accepted by the applicable insurer.
3.2	Representations and Warranties of the Investor
The Investor hereby represents, warrants and acknowledges to the Issuer as follows as of the date hereof and as of the Initial Funding Date, and acknowledges that the Issuer is relying on such representations, warranties and acknowledgements in connection with the entering into of this Agreement and the performance of its obligations hereunder:
(a)         Organization. It is organized and validly existing under its jurisdiction of origination or formation, with power (corporate or other) and authority to own or to hold the Exchangeable Securities and to complete the transactions to be completed by it as contemplated in the Transaction Agreements.
(b)         Authorization. It has the requisite power and authority to enter into each of the Transaction Agreements to which it is a party, and to perform its obligations thereunder. Each of the Transaction Agreements to which it is a party (i) has been duly authorized, (ii) has been (or, in the case of the Registration Rights Agreement, will be) duly executed and delivered by it and (iii) is (or, in the case of the Registration Rights Agreement, will be) a valid and binding agreement of it, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction.
(c)         No Violation. The execution and delivery by it of each Transaction Agreement to which it is a party, and the performance of its obligations thereunder, including the purchase of the Exchangeable Securities, does not and will not result in any violation of the (i) provisions of its constating documents or (ii) the provisions of any Law or Order applicable to it, except, in the case of clause (ii), as would not, individually or in the aggregate, reasonably be expected to materially delay or hinder the ability of such Investor to perform its obligations under the Transaction Agreements.
(d)         Consents and Approvals. No consent, approval, authorization or filing of or with any Governmental Entity is required by it to purchase the Exchangeable Securities or to complete the transactions contemplated by the Transaction Agreements that are to be completed on the date hereof, other than filings under applicable Securities Laws.
(e)         Not a U.S. Person. It is not a U.S. Person (as defined in Regulation S under the U.S. Securities Act) or purchasing the Exchangeable Securities for the account or benefit of a U.S. Person or for resale in the United States; and it was not offered the Exchangeable Securities in the United States and did not execute this Agreement in the United States.
(f)          Not a Non-Canadian. It is not a non-Canadian for purposes of the Investment Canada Act (Canada).
(g)         No Offering Document. It has not received any prospectus, offering memorandum or other offering or disclosure document relating to the Exchangeable Securities, the Issuer or the Hydro Equity Interest.

(h)         Collection of Information. The Investor acknowledges that it has been notified by the Issuer that: (i) the Issuer will be required to provide to the Alberta Securities Commission and any other Canadian Securities Commission for the Reporting Jurisdiction in which the Investor resides (collectively, the “Regulators”) certain personal information (“personal information”) pertaining to it as required to be disclosed in Schedule I of Form 45-106F1 (“Form 45-106F1”) to one or more of the Canadian Securities Commissions under NI 45-106 (including its name, address, telephone number, email address, if provided, and the number and type of securities purchased, the total purchase price paid for such securities, the date of the purchase and specific details of the prospectus exemption relied upon under applicable Securities Laws to complete such purchase, including how the Investor qualifies for such exemption), which Form 45-106F1 is required to be filed by the Issuer under NI 45-106 with the Regulators, and the Investor agrees to provide the Issuer with all such information upon request; (ii) such personal information may be delivered to the Regulators in each Reporting Jurisdiction where the Form 45-106F1 is filed in accordance with NI 45-106; (iii) such personal information is being collected indirectly by the applicable Regulators under the authority granted under the securities legislation in the applicable jurisdiction; (iv) such personal information is being collected for the purposes of the administration and enforcement of the securities legislation in the applicable jurisdiction; and (v) the public official at the Alberta Securities Commission or the Ontario Securities Commission who can answer questions about their collection of such personal information is, in the case of the Alberta Securities Commission, FOIP Coordinator, Suite 600, 250 – 5th Street SW, Calgary, Alberta T2P 0R4, Tel: (403) 297-6454 or 1-877-355-0585, Fax: (403) 297-2082, in the case of the Ontario Securities Commission, Inquiries Officer 20 Queen Street West, 22nd Floor, Toronto, Ontario, M5H 3S8, Tel: (416) 593-8314 or 1-877-785-1555, Fax: (416) 593-8122. It has authorized the indirect collection of the personal information by acknowledging that its name and other specified information, including the number of securities subscribed for hereunder, may be disclosed to: (x) other Securities Regulators and may become available to the public in accordance with the requirements of applicable Laws; and (y) authorities pursuant to applicable Money Laundering Laws. It consents to the disclosure of all such information.
(i)          No Prospectus or Registration. In addition to the transfer restrictions in the Exchangeable Securities, it acknowledges that it understands that the Exchangeable Securities and the Hydro Equity Interest are being offered on a “private placement” basis or otherwise exempt from registration under Securities Laws, and that (i) a prospectus has not and will not be filed under Canadian Securities Laws to qualify the distribution of the Exchangeable Securities or the Hydro Equity Interest and, accordingly, any resale thereof by the Investor in reliance on an exemption from, or in a transaction not subject to, prospectus requirements under applicable Canadian Securities Laws and (ii) the Exchangeable Securities and the Hydro Equity Interest have not been and will not be registered under the U.S. Securities Act and, accordingly, may not be offered or sold in the United States or to U.S. persons except pursuant to an exemption from the registration requirements of the U.S. Securities Act.
(j)          No Broker’s Fees. It is not party to any Contract with any Person that would give rise to a valid claim against the Issuer for a brokerage commission, finder’s fee or like payment in connection with the issuance and sale of the Exchangeable Securities or the transactions contemplated by the Transaction Agreements.
(k)         Accredited Investor. The Investor represents that:
(i)	it is an “accredited investor” as defined in section 1.1 of NI 45-106NI 45-106 and/or section 73.3(1) of the Securities Act (Ontario) (the “OSA”), in

each case, meeting one or more of the criteria to be classified as an “accredited investor” as defined therein (other than the criteria set out in paragraph (j), (k) or (l) in section 1.1 of NI 45-106);

(ii)
it is purchasing the Exchangeable Securities as principal, or is deemed to be purchasing as principal for purposes of section 2.3 of NI 45-106 and subsection 73.3(2) of the OSA, in each case, solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof; and;

(iii)
it is not a person created or used solely to purchase or hold the Exchangeable Securities as an “accredited investor” as described in paragraph (m) of the definition of “accredited investor” in section 1.1 of NI 45-106; and

(iv)	it is not an “insider” of the Issuer and is not a “registrant” (each within the meaning of Canadian Securities Laws).
(l)          Investor Due Diligence. It acknowledges and agrees that it has had the chance to obtain, and has obtained, any necessary independent legal and other professional advice with respect to its purchase of the Exchangeable Securities including, but not limited to, the resale and transfer restrictions referred to in this Agreement.
(m)        Financing Arrangements. (A) As of the Initial Funding Date, the Investor will have made adequate arrangements to ensure that the required funds are available to effect payment in full of the Initial Purchase Price for the Exchangeable Debentures and (B) as of the Second Funding Date, the Investor will have made adequate arrangements to ensure that the required funds are available to effect payment in full of the Second Purchase Price for the Redeemable Shares.
(n)         Ownership of the Issuer. Certain Affiliates of the Investor collectively beneficially own or control or directly or indirectly exercise control or direction over 14,007,164 Common Shares, representing approximately 4.87% of the issued and outstanding Common Shares (the “Historical Interest Shares”).
3.3	Survival of Representations and Warranties
The representations and warranties of a party herein shall survive until the date that is the later of (i) 12 months from the Initial Funding Date and (ii) thirty days after the completion of the Hydro Assets Reorganization, unless bona fide notice of a claim shall have been made in writing before such date, in which case the representation and warranty to which such notice applies shall survive in respect of that claim until the final determination or settlement of the claim; provided that the representations and warranties set out in Sections 3.1(a), 3.1(c), 3.1(f), 3.1(g), 3.2(a), 3.2(b) and 3.2(f), shall continue in full force and effect without limitation of time. Notwithstanding the foregoing, a claim for any breach of any of the representations and warranties contained in this Agreement involving fraud or fraudulent misrepresentation may be made at any time following the date of this Agreement, subject only to applicable limitation periods imposed by applicable Law.

ARTICLE 4
COVENANTS
4.1	Mutual Covenants
(a)         Subject to the terms and conditions of this Agreement, each of the Issuer and the Investor shall use their reasonable commercial efforts, on a cooperative basis, to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated by this Agreement and the Transaction Agreements as soon as practicable, including:
(i)
the parties undertake to cooperate and negotiate diligently and in good faith, to use all commercially reasonable efforts and to allocate sufficient resources and personnel for the purposes of preparing a finally agreed upon form of the SPV Governance Agreement, the principal terms, covenants and conditions of which are set forth in the SPV Governance Terms attached hereto as Schedule B, as soon as commercially practicable and in any event by or on the Initial Funding Date, or such other date as mutually agreed by the Issuer and the Investor. The SPV Governance Agreement shall be in a form and substance satisfactory to each of the Issuer and the Investor (each acting reasonably), who shall take into account advice from their respective legal counsel on specific requirements under applicable Laws, and shall be executed by the parties thereto immediately prior to the exercise of the Exchange Right or Equity Acceleration Event, as applicable (the “Effective Date”);

(ii)
the parties undertake to cooperate and negotiate diligently and in good faith, to use all commercially reasonable efforts and to allocate sufficient resources and personnel for the purposes of preparing a finally agreed upon form of articles of amendment in respect of the Redeemable Shares (the “Articles of Amendment”), the principal terms, covenants and conditions of which are set forth in the Exchangeable Securities Terms attached hereto as Schedule A, as soon as reasonably practicable following the date hereof and in any event by or on the Initial Funding Date, or such other date as mutually agreed by the Issuer and the Investor. The Articles of Amendment shall be in a form and substance satisfactory to each of the Issuer and the Investor (each acting reasonably), who shall take into account advice from their respective legal counsel on specific requirements under applicable Laws;

(iii)
the parties undertake to cooperate and negotiate diligently and in good faith, to use all commercially reasonable efforts and to allocate sufficient resources and personnel for the purposes of preparing a finally agreed upon form of Registration Rights Agreement on customary terms, pursuant to which the Issuer will provide the Investor with registration rights for the resale of Registrable Securities, as soon as reasonably practicable following the date hereof and in any event by or on the Initial Funding Date, or such other date as mutually agreed by the Issuer and the Investor, and shall provide that if the Common Shares to be sold are freely tradeable in both Canada and the United States, then the Investor will pay all costs incurred by the Issuer to effect the Registration. The

Registration Rights Agreement shall be in a form and substance satisfactory to each of the Issuer and the Investor (each acting reasonably), who shall take into account advice from their respective legal counsel on specific requirements under applicable Laws and shall be executed by the parties thereto on the Initial Funding Date; and
(iv)
the Issuer and the Investor shall reasonably cooperate with each other and their respective advisors to determine the tax structure of the Exchangeable Securities, which may include separating the Exchange Right and Top-Up Option into a separate security and the manner in which such optimal tax structure would most effectively be undertaken, acceptable to both parties, acting reasonably.

4.2	Issuer Covenants
During the period from the date of this Agreement until the earlier of (i) the date that the Exchangeable Securities are exchanged or redeemed; and (ii) the time that this Agreement is terminated in accordance with its terms:
(a)        Negative Covenants.  The Issuer shall not, without the prior written consent of the Investor:
(i)
be in default under the terms of the Issuer’s senior credit facilities, as they may be amended, restated or replaced from time to time (collectively the “Credit Facility”), if such default (i) would reasonably be expected to lead the lenders under the Credit Facility to take steps to accelerate the indebtedness under such Credit Facility prior to its express final maturity or (ii) has, due to the passage of time or other terms in the Credit Facility resulted in an Event of Default (as such term is defined under the Credit Facility);

(ii)
except for a Permitted Hydro Asset Sale after the Hydro Assets Reorganization or a transfer to an Affiliate of the Issuer, (i) cease to carry on the Hydro Assets Business in the Ordinary Course, (ii) materially reduce the scale of the Hydro Assets (as compared to the Hydro Assets Business on the First Funding Date) or (iii) make any divestitures of the Hydro Assets to a third party, except for purposes of effecting the Hydro Assets Reorganization;

(iii)	create, issue, incur, assume or permit to exist any indebtedness or Encumbrances (other than Permitted Encumbrances) in respect of the Hydro Assets Owner or on any of the Hydro Assets;
(iv)
in the case of the Redeemable Shares, issue any Redeemable Shares to any Person other than the Investor or shares that rank in priority as to dividends or liquidation to the Redeemable Shares, or fail to pay any dividends on the Redeemable Shares; or

(v)	in the case of the Exchangeable Debentures, issue Exchangeable Debentures to any Person other than the Investor or fail to pay principal or interest thereon.

(b)        Positive Covenants. The Issuer shall:
(i)	promptly provide notice to the Investor of any fact, circumstance, or event that could reasonably be expected to result in a default by the Issuer of its covenant in Section 4.2(a)(i);
(ii)
maintain the Hydro Assets as a whole in all material respects in accordance with good industry practice, in good working order subject to ordinary wear and tear for equipment of similar age and condition;

(iii)	commencing on and after the Initial Funding Date, provide to the Investor quarterly financial and operating reports in respect of the Hydro Assets;
(iv)	complete the Hydro Assets Reorganization in accordance with Section 4.10;
(v)
conduct its business in the Ordinary Course, in a proper and prudent manner and in accordance with Laws, and shall use commercially reasonable efforts to maintain and preserve its business organization, assets, properties, employees, goodwill and business relationships with customers, suppliers, distributors, licensors, partners and other Persons with which the Issuer has business relations and to perform and comply in all material respects with all of its obligations under the Material Contracts and material Authorizations;

(vi)
any time prior to the Second Funding Date, promptly notify the Investor in writing of any Material Adverse Effect or Hydro Material Adverse Effect; and at any time promptly notify the Investor in writing of each of the following: (i) any notice or other written communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with the transactions contemplated by the Transaction Agreements or the Exchange Right; and (ii) any material filings, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving the Issuer or any of its Subsidiaries that relate to the transactions contemplated by the Transaction Agreements or the Exchange Right;

(vii)	maintain its books and records in accordance with IFRS;
(viii)
use commercially reasonable efforts to obtain and maintain all material third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are required in connection with the Transaction Agreements, or that are required in connection with the Exchange Right;

(ix)
use commercially reasonable efforts to effect all necessary or advisable registrations, filings and submissions of information required by Governmental Entities from the Issuer and its Subsidiaries relating to the transactions contemplated by the Transaction Agreements and the Exchange Right;
(x)
use commercially reasonable efforts to, upon reasonable consultation with the Investor, oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the transactions contemplated by the Transaction Agreements (including in respect of the Exchange Right) and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Transaction Agreements or any of the transactions contemplated by the Transaction Agreements;

(xi)
not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with the Transaction Agreements and the Exchange Right or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the transactions contemplated by the Transaction Agreements and the Exchange Right; and

(xii)	repay when due the 5% medium term notes of the Issuer due November 25, 2020.
4.3	Further Investment
(a)         Subject to applicable Laws and the terms and conditions of this Agreement, during the Share Purchase Period, the Investor agrees that it shall, or shall cause one or more of its Affiliates, to acquire through one or more trades on the facilities of the TSX or the NYSE, Common Shares such that the Investor and its Affiliates collectively have beneficial ownership of and direction and control over not less than 9% of the issued and outstanding Common Shares at the conclusion of the Share Purchase Period (the “Share Purchases”); provided, however, that this Section 4.3 shall not obligate the Investor or its Affiliates to purchase any Common Shares at a price per share in excess of $10.
(b)         The parties acknowledges that the Investor may be subject to restrictions imposed by applicable Securities Laws on the purchase of securities of the Issuer while in the possession of material non-public information concerning the Issuer and on the communication of such information to any other Person.
4.4	Permitted Hydro Asset Sale
Upon completion of the Hydro Assets Reorganization and until the Effective Date, the Issuer shall be permitted to divest 51% of the Hydro Assets (a “Permitted Hydro Asset Sale”), provided that (i) the Issuer will provide prior written notice to Investor of such divestiture; such divestiture shall be to a purchaser satisfactory to Investor, acting reasonably based on the proposed purchaser’s experience owning and operating hydroelectric assets, its creditworthiness and reputational standing; and (iii) such purchaser agrees to (x) assume the obligations of the Issuer under the Investment Agreement related to its interest in the Hydro Assets; and (y) enter into a governance agreement on the Effective Date that is substantially in the form of SPV Governance Agreement. Investor shall be permitted to exercise the Exchange

Right contemporaneously with a Permitted Hydro Asset Sale at the Tax Affected Hydro SPV Equity Value (as defined in the Exchangeable Securities Terms).
4.5	Lock-Up
During the Lock-Up Period, the Investor will not, and will not permit any Affiliate to, and will not agree to or announce its intention to, directly or indirectly, assign, loan, pledge or encumber (other than to secure indebtedness of the Investor or a relevant Affiliate), hedge (other than any currency hedge), sell or otherwise transfer or dispose of its interest in (or agree to or announce its intention to do so), including through the use of derivatives or other similar financial instruments or other ordinary course activities of the Investor that would reduce its economic interest or transfer the voting rights to a non-Affiliate of the Investor, all or any portion of Common Shares, or securities exchangeable or convertible into Common Shares, beneficially owned or controlled by them, including Common Shares acquired during the Share Purchase Period (the “Lock-Up”), provided that the foregoing restrictions shall not apply:
(a)
in respect of a Transfer of Common Shares between the Investor and its Affiliates or a Transfer of Common Shares among Affiliates of the Investor, provided that the Investor shall be responsible for any breach of this Agreement by its Affiliates;

(b)
in respect of any Transfer of Common Shares (i) by way of deposit under a formal take-over bid (that the Board has affirmatively recommended that holders of Common Shares accept) that is made for the Common Shares by any Person or (ii) in connection with a statutory arrangement or other business combination involving the Issuer;

(c)	in respect of sales of the Historical Interest Shares, provided that after such Transfers the Investor and its Affiliates shall collectively own no less than 4.8% of the Common Shares; or
(d)	in connection with any other Transfer approved in advance by the Board, which consent may be withheld in the Board’s sole discretion.
4.6	Additional Lock-Up
(a)         If the Investor exercises the Top-Up Option in accordance with the terms and conditions of the Exchangeable Securities, the Lock-Up under Section 4.5 shall apply to the Investor for the Additional Lock-Up Period (the “Additional Lock-Up”).
(b)         During the Additional Lock-Up Period, the Investor will be permitted to Transfer Common Shares to third parties provided that the Investor and its Affiliates collectively have beneficial ownership of and control over not less than 8.5% of the issued and outstanding Common Shares at all times during the Additional Lock-Up Period.
4.7	Return to Shareholders
(a)         The Issuer will use up to $250 million of the proceeds from the Purchase Price to return up to $250 million to its shareholders by way of one or more of a (i) substantial issuer bid (“SIB”) or a (ii) normal course issuer bids (“NCIB”), within 36 months of the First Funding Date on such terms, conditions and price or range of prices as the Board may determine and to be set out, with respect to the (x) SIB, in an issuer bid circular to be prepared and delivered to the Issuer’s shareholders in accordance with applicable Canadian Securities Laws, and (y) NCIB, in a manner consistent with the Issuer’s past practice and in accordance with applicable Canadian Securities Laws.
(b)         The Investor covenants that it and its Affiliates and any Person known to the Investor to be acting jointly or in concert (within the meaning of Canadian Securities Laws) with the Investor, shall not, directly or indirectly, (i) tender into, offer to tender into, or induce any third party to tender into, the SIB, or (ii) acquire, offer to acquire or induce any third party to acquire any equity securities of the Issuer (whether through facilities of the TSX, NYSE or otherwise), at any time during the SIB Period.
4.8	Transfers of Exchangeable Securities
(a)         Restriction on Transfers. It is the intention of the Issuer and the Investor that the Exchangeable Securities be long-term investments. Pursuant to the Exchangeable Securities Terms, the Exchangeable Securities will be non-transferable and the Investor will not Transfer the Exchangeable Securities without the prior written consent of the Issuer, which consent may be withheld in its sole discretion; provided, however, that subject to Sections 4.8(b) and 4.8(c),  the Investor may Transfer Exchangeable Securities to an Affiliate without the consent of the Issuer, but only for so long as such Affiliate remains an Affiliate.
(b)         One Voice Rule. The Investor shall be the sole representative of all of its permitted transferees for all purposes of this Agreement and the Transaction Agreements. The Issuer shall be entitled to deal with the Investor as the sole representative of all holders of Exchangeable Securities and only the Investor shall have the power and authority to exercise all of the rights and powers granted by the Issuer to the Investor or its permitted transferees pursuant to this Agreement and the Transaction Agreements. All actions taken by the Investor in connection with this Agreement or the Transaction Agreements shall apply to and be effective and binding upon all permitted transferees as if taken by the permitted transferees directly. It is the intention of this Section 4.8(b) that the Issuer and shall not be obligated to deal with the Investor’s transferees.
(c)         If a permitted transferee of Exchangeable Securities ceases to be an Affiliate of the Investor, such Person shall immediately Transfer the Exchangeable Securities back to the Investor or an Affiliate.
4.9	Standstill
(a)         During the Standstill Period, the Investor covenants and agrees with the Issuer that (A) the Investor shall not, and (B) the Investor shall not permit any of its Affiliates to, in each case, directly or indirectly, alone or acting jointly or in concert (within the meaning of Canadian Securities Laws) with any other Person to:
(i)
acquire or agree to acquire or make any proposal or offer to acquire, directly or indirectly in any manner, any Common Shares (or any securities convertible, exercisable or exchangeable into Common Shares) in an amount that brings the Investor’s and its associates’ and Affiliates’ aggregate beneficial ownership, direction or control, over 19.99% of the issued and outstanding Common Shares;

(ii)	commence a take-over bid for any securities of the Issuer or its Subsidiaries;
(iii)
effect, seek, offer or propose any take-over bid, amalgamation, merger, arrangement, business combination, re-organization, restructuring, liquidation, disposition of a material portion of the assets or other extraordinary transaction by or with respect to the Issuer or any of its Subsidiaries (“Extraordinary Transaction”);

(iv)	solicit proxies from the security holders of the Issuer or form, join or participate in a group to so solicit;
(v)	request, requisition or call a special meeting of shareholders of the Issuer or its Subsidiaries;
(vi)	propose a shareholder proposal (under the applicable provisions of the Act) with respect to the Issuer or any of its Subsidiaries;
(vii)	seek to obtain representation on the Board other than pursuant to Article 5;
(viii)	decouple voting rights from voting shares of the Issuer;
(ix)	engage in short sales of any of the Issuer’s or its Subsidiaries’ securities; or
(x)	assist, advise or encourage any other person to engage in any of the activities from which the Investor is restricted under this Section 4.9(a).
(b)         During the Standstill Period, the Investor shall in respect of any ASM held during that period:
(i)	vote in favour of each Management Nominee nominated by the Board;
(ii)	vote against any shareholder nomination for directors that is not approved by the Board;
(iii)	vote against any proposal or resolution to remove any Board member; and
(iv)	vote in accordance with any recommendations by the Board on all other proposals and matters.
(collectively, the obligations in Sections 4.9(a) and 4.9(b), the “Standstill”).
(c)         Notwithstanding any other provisions of this Agreement, the Investor will be entitled to vote its Common Shares in its discretion with respect to any Extraordinary Transaction that would result in a Person acquiring more than 50% of the Common Shares of the Issuer, as long as the Extraordinary Transaction is supported and recommended by the Board. Notwithstanding the foregoing, the Standstill shall terminate and be of no force or effect if the Issuer or a third party announces an Extraordinary Transaction during the Standstill Period.

For greater certainty, nothing in the preceding paragraphs shall prohibit the Investor or its Affiliates from making one or more confidential proposals to the Board relating to an Extraordinary Transaction, provided the Board shall be under no obligation to accept any such proposal.
(d)         Notwithstanding any other provisions of this Agreement, Sections 4.9(a)(iv), 4.9(a)(v), 4.9(a)(vi), and 4.9(a)(vii) shall continue to apply for so long as there are Investor Nominees on the Board.
4.10	Reorganization of Hydro Assets
(a)         As soon as reasonably practicable and in any event prior to the earlier of (i) the occurrence of an Acceleration Event (as defined in the Exchangeable Securities Terms); and (ii) June 30, 2020 (subject to an extension to October 30, 2020 only to permit the Issuer to obtain any required Regulatory Approvals and third party approvals necessary to complete the Hydro Assets Reorganization), the Issuer shall effect one or more reorganizations of the corporate structure, capital structure, business operations and assets of the Issuer or any of its Subsidiaries that is an owner of the Hydro Assets to transfer such assets to the Hydro Assets Owner (the “Hydro Assets Reorganization”), and obtain any third party consents or Regulatory Approvals, in each case, that is necessary to transfer the Hydro Assets to (or transfer other assets out of, as the case may be) a Subsidiary (which Subsidiary shall not be a corporation) (the “Hydro Assets Owner”) that shall hold, directly or indirectly, the Hydro Assets and to give effect to the Exchange Right.
(b)         The Investor may request that in lieu of receiving the Hydro SPV Equity (as defined in the Exchangeable Securities Terms), Investor will receive 100% of the shares of a corporation that holds the Hydro SPV Equity through one or more partnerships and the parties shall structure accordingly, including the Equity Redemption Amount (as defined in the Exchangeable Securities Term), provided there is no material adverse effect as a result of the foregoing as part of the Hydro Assets Reorganization.
(c)         The Issuer will use its commercially reasonable efforts to effect the Hydro Assets Reorganization in a manner satisfactory to the Issuer and the Investor, acting reasonably.
4.11	Competition Act Approval
(a)         If required, in connection with the Competition Approval, the Investor, with such assistance and information from the Issuer as it reasonably requires, may at any time, but shall within twenty Business Days after notice of any redemption or retraction in respect of the Redeemable Shares is delivered in accordance with the terms thereof, duly file with the Commissioner, a request for an Advance Ruling Certificate or in the alternative a no action letter together with a waiver of the obligation to notify pursuant to paragraph 113(c) of the Competition Act. If an Advance Ruling Certificate or a no action letter together with a waiver of the obligation to notify shall not have been obtained within ten Business Days after the filing of the request therefor, either party may, at any time thereafter acting reasonably, notify the other party that it intends to file a notification pursuant to Part IX of the Competition Act, in which case each party shall file its respective notification pursuant to Part IX of the Competition Act as promptly as practicable but in any event within ten Business Days following the date on which the notifying party notified the other party of its intention to file such notification.

(b)         Subject to applicable Law, the parties shall cooperate with one another in connection with obtaining the Competition Approval including providing or submitting on a timely basis, and as promptly as practicable, all documentation and information that is required, or in the reasonable opinion of the Investor, advisable, in connection with obtaining the Competition Approval and use their reasonable best efforts to ensure that such information does not contain a misrepresentation. Without limiting the generality of the foregoing, the Investor and the Issuer shall (i) respond as promptly as reasonably practicable under the circumstances to any inquiries received from any Governmental Entity for additional information or documentation, (ii) not extend any waiting period without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed) and (iii) not enter into any agreement with any Governmental Entity not to consummate the redemption or retraction of the Redeemable Shares without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed). The Investor shall pay 100% of the filing fees associated with obtaining the Competition Approval.
(c)         The parties shall (i) cooperate with and keep one another fully informed as to the status of and the processes and proceedings relating to obtaining the Competition Approval and (ii) shall not make any submissions or filings, participate in any substantive meetings or any material conversations with any Governmental Entity in respect of any filings, investigations or other inquiries related to the subject matter of the filing unless it consults with the other party in advance and, to the extent not precluded by such Governmental Entity, gives the other party a reasonable opportunity to review drafts of any submissions or filings, or attend and participate in any substantive meetings or material communications. Despite the foregoing, submissions, filings or other written communications with any Governmental Entity may be redacted as necessary before sharing with the other party to address reasonable solicitor-client or other privilege or confidentiality concerns or prevent the disclosure of competitively-sensitive information, provided that a party must provide external legal counsel to the other party non-redacted versions of drafts or final submissions, filings or other written communications with any Governmental Entity on the basis that the redacted information will not be shared with its clients. Notwithstanding the foregoing, subject to applicable Law, no submissions will be made in writing or verbally to any Governmental Entity in connection with efforts to obtain the Competition Approval without the prior approval of Investor or its legal counsel and in the event of any dispute between the parties or their legal counsel as to the strategy or direction of efforts to obtain the Competition Approval, the view of Investor or its legal counsel shall prevail.
4.12	Tax Status
Unless the Redeemable Shares are “short-term preferred shares” for purposes of the Income Tax Act (Canada) (the “Tax Act”), the Issuer will elect to pay tax under Part VI.1 of the Tax Act at such a rate that no tax under Part IV.1 of the Tax Act will be payable by holders of the Redeemable Shares.
4.13	Suspension or Termination of Investor Obligations
(a)         Upon the occurrence of any of the following events, the Investor’s obligations with respect to each of (i) the Share Purchases pursuant to Section 4.3, (ii) the Lock-Up pursuant to Section 4.5, (iii) the Additional Lock-Up pursuant to Section 4.6 (unless the Top-Up Option has been exercised) and (iv) the Standstill pursuant to Section 4.9 (collectively, the “Investor Obligations”), will in each case, subject to Sections 4.13(b) and 4.13(c), terminate and be of no further impact or effect:

(i)
if any Investor Nominee is not elected or re-elected to the Board in accordance with Section 5.1 at the applicable ASM and such Investor Nominee or a replacement Investor Nominee is not otherwise elected or appointed to the Board within the 45 day period following the date of such ASM;

(ii)	an Equity Acceleration Event occurs; or
(iii)	the Investor exercises its Exchange Right.
(b)         The Investor Obligations will terminate as follows:
(i)
upon the occurrence of the events listed in Section 4.13(a)(i), the Investor Obligations will terminate on the date that is the earlier of (a) 46 days after the conclusion of the ASM referenced in Section 4.13(a)(i) and (b) the date on which the rights granted to the Investor under Article 5 terminate;

(ii)	upon the occurrence of the events listed in clause 4.13(a)(ii), on the date that the Exchangeable Securities are exchanged pursuant to an Equity Acceleration Event; and
(iii)	upon the occurrence of the events listed in clause 4.13(a)(iii), one Business Day following the date the Investor exercises its Exchange Right.
(c)         Notwithstanding any other provision of this Agreement, if at any time the Investor Nominee or a replacement Investor Nominee  is elected or re-elected to the Board, or is otherwise appointed to the Board such that two (2) Investor Nominees serve on the Board, each of the Share Purchases, Lock-Up, Additional Lock-Up and Standstill, shall automatically resume and be effective from the date of such election, re-election or appointment until the conclusion of the Share Purchase Period, the Lock-Up Period, the Additional Lock-Up Period or the Standstill Period, respectively.
ARTICLE 5
BOARD NOMINATION RIGHTS
5.1	Board of Director Nominees
(a)         The Investor shall be entitled to designate two (2) nominees (each an “Investor Nominee”) for election to the Board at the 2019 ASM and each subsequent ASM, for so long as the Investor or its Affiliates holds all of the Exchangeable Securities. Each Investor Nominee must be (i) an individual acceptable to the Issuer’s Governance, Safety and Sustainability Committee (including any successor committee performing the same or similar function, the “GSSC”), acting reasonably and applying the Issuer’s skills matrix and governance guidelines for the Board, and (ii) meet the requirements of and be eligible to serve as a director of the Issuer pursuant to applicable Law;
(b)         Each year within 90 days following each ASM, representatives of the Investor and representatives of the GSSC shall be entitled to meet to discuss which Investor Nominees on the Board the Investor does not expect to re-nominate or which Investor Nominees on the

Board do not intend to stand for re-election at the next following ASM. Within 60 days following any such initial meeting, the Investor and the GSSC shall separately consider the applicable skills, competencies and requirements recommended for any replacement Investor Nominees having regard to the requirements in Section 5.1(a) and shall meet to discuss the Investor’s proposed replacement Investor Nominee(s) to be considered for nomination at the next ASM. As soon as practicable following any of these discussions, the Investor shall provide one or more notices setting out its proposed replacement Investor Nominee(s) along with (i) sufficient background information about any nominee who is not an incumbent director on the Board or (ii) in the case of an incumbent director on the Board whose circumstances have materially changed, sufficient information about the material change, so as in either case to allow the GSSC to assess whether the Investor Nominee(s) satisfy the qualifications and requirements set out in Section 5.1(a). Within 30 days of receipt of such notice, the GSSC shall have 30 days to confirm or reject the proposed Investor Nominee(s), but may reject that nominee only on the grounds that such nominee does not satisfy the qualifications for directors set out in Section 5.1(a). Any Investor Nominee who is not rejected by the GSSC within such 30-day period shall be proposed by the GSSC for election as a director in accordance with Section 5.1(a). If any Investor Nominee(s) is rejected pursuant to this Section 5.1(b), the Investor shall be entitled to deliver one or more nomination notices nominating a replacement Investor Nominee until a nominee is confirmed by the GSSC. Each of the Investor and the GSSC shall, in any event, work cooperatively and in good faith with each other to identify and confirm two (2) Investor Nominees to be recommended for election to the Board at each ASM at least 60 days prior to the date by which proxy solicitation materials must be mailed for purposes of the next following ASM, repeating the foregoing process as often as is required in order to identify and confirm two (2) Investor Nominees by such deadline,
(c)         The Issuer shall use commercially reasonable efforts to ensure that the Investor Nominees are elected to the Board at the 2019 ASM and at each subsequent ASM, for so long as the Investor holds Exchangeable Securities, including soliciting proxies in support of their election and taking the same actions taken by the Issuer to ensure the election of the other nominees selected by the Board for election to the Board.
(d)         Each Investor Nominee must be an individual of high quality and integrity who has significant experience and expertise in business or that is applicable to business, served in a senior executive, leadership or entrepreneurial position, broad exposure to and understanding of the Canadian business community, skills for directing the management of a company, and motivation and availability, in each case, to the extent requisite for a business of the complexity, size and scale of the business of the Issuer and on a basis consistent with the highest standards for directors of similarly situated Canadian publicly listed companies. The Investor shall advise the Issuer of the identity of an Investor Nominee at least 60 days prior to any meeting of shareholders at which directors of the Issuer are to be elected or within 20 days of being notified of the record date for such a meeting. If the Investor does not advise the Issuer of the identity of an Investor Nominee prior to such deadline, then the Investor will be deemed to have nominated their incumbent nominee.
(e)         The initial Investor Nominees will be: (i) Richard Legault and (ii) Harry Goldgut, which nominees the GSSC and the Board have determined satisfy the requirements of Section 5.1(a) and, accordingly, the Board shall nominate such Investor Nominees for election to the Board by the shareholders at the 2019 ASM.
(f)          In the event that an Investor Nominee shall unexpectedly cease to serve as a director of the Issuer, whether due to such Investor Nominee's death, disability, resignation or removal, the Issuer shall cause the Board to promptly appoint a replacement Investor Nominee (who shall be a different person) designated by the Investor to fill the vacancy created by such death, disability, resignation or removal, provided that the Investor remains eligible to designate an Investor Nominee and that the replacement Investor Nominee satisfies the requirements of Section 5.1(a). If, notwithstanding the expectations of the Investor and the Issuer regarding any Investor Nominees being nominated for or agreeing to stand for re-election at the next following ASM, there is any unexpected death, disability, resignation or removal less than 60 days prior to or at the ASM, if and to the extent a replacement Investor Nominee for such departing Investor Nominee cannot be identified and confirmed in sufficient time for election at the next ASM, the Investor’s obligations under Sections 4.3, 4.5, 4.6 and 4.9 shall continue to apply until the date that is 45 days following the date on which the Investor has provided notice of a replacement Investor Nominee to the GSSC.
(g)         Each Investor Nominee shall be compensated for his or her service and reimbursed for expenses related to such service consistent with the Issuer’s policies for director compensation and reimbursement.
(h)         The Issuer shall indemnify an Investor Nominee and provide the Investor Nominee with director and officer insurance to the same extent it indemnifies and provides insurance for the members of the Board pursuant to its organizational documents, applicable Law or otherwise.
5.2	Hydro Assets Operating Committee
(a)         The Board shall establish a committee by the commencement of the Operating Committee Period that is to be named the “Hydro Assets Operating Committee” (the “Operating Committee”).
(b)         The Operating Committee shall provide advice to management of the Issuer in connection with the operation, and maximizing of value, of the Hydro Assets. The Operating Committee shall consist of two (2) persons employed by the Investor and having expertise in management of hydro facilities and two (2) representatives of the Issuer.
(c)         During the Operating Committee Period, the Investor shall be paid a management fee of $1,500,000 per year (the “Management Fee”) commencing on the First Funding Date and annually thereafter for a total of six payments of $1,500,000.
(d)         The Operating Committee Period may be extended by the Issuer for up to two additional one year periods and an annual Management Fee shall be payable for each such year extended term.
ARTICLE 6
INDEMNIFICATION
6.1	Indemnification by the Issuer
Subject to Section 6.6, the Issuer agrees to indemnify and save harmless the Investor from and against all Losses suffered or incurred by the Investor (except to the extent that such Losses are the direct result of negligence or wilful misconduct on the part of the Investor) as a result of:

(a)
any breach by the Issuer of or any inaccuracy of any representation or warranty of the Issuer contained in this Agreement, or in any agreement, certificate or other document delivered by the Issuer pursuant hereto (provided that the Issuer shall not be required to indemnify or save harmless the Investor in respect of any breach or inaccuracy of any such representation or warranty unless the Investor shall have provided notice to the Issuer in accordance with Section 6.3 on or prior to the date specified in Section 3.3 except in the case of any claim relating to breach of the representations and warranties set forth in Sections 3.1(a), 3.1(f), 3.1(g), which may be made at any time after the Initial Funding Date); or

(b)
any breach or non-performance by the Issuer of any covenant to be performed by it contained in this Agreement or in any agreement, certificate or other document delivered to the Investor by the Issuer pursuant hereto.

6.2	Indemnification by the Investor
Subject to Section 6.6, the Investor agrees to, indemnify and save harmless the Issuer from and against all Losses suffered or incurred by the Issuer (except to the extent that such Losses are the direct result of negligence or wilful misconduct on the part of the Issuer) as a result of:
(a)
any breach by the Investor of or any inaccuracy of any representation or warranty of the Investor contained in this Agreement, or in any agreement, certificate or other document delivered by any Investor pursuant hereto (provided that the Investor shall not be required to indemnify or save harmless the Issuer in respect of any breach or inaccuracy of any such representation or warranty unless the Issuer shall have provided notice to the Investor in accordance with Section 6.3 on or prior to the date specified in Section 3.3, except in the case of any claim relating to breach of the representations and warranties set forth in Sections 3.2(a) and 3.2(c) which may be made at any time after the Initial Funding Date); or

(b)
any breach or non-performance by any Investor of any covenant to be performed by it contained in this Agreement, or in any agreement, certificate or other document delivered to the Issuer by the Investor pursuant hereto.

6.3	Notice of Claim
In the event that a party (the “Indemnified Party”) shall become aware of any claim, proceeding or other matter (a “Claim”) in respect of which another party (the “Indemnifying Party”) agreed to indemnify the Indemnified Party pursuant to this Agreement, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party. Such notice shall specify with reasonable particularity (to the extent that the information is available) the factual basis for the Claim and the amount of the Claim, if known.
If, through the fault of the Indemnified Party, the Indemnifying Party does not receive notice of any Claim in time to contest effectively the determination of any liability susceptible of being contested, the Indemnifying Party shall be entitled to set off against the amount claimed by the Indemnified Party the amount of any Losses incurred by the Indemnifying Party resulting from the Indemnified Party’s failure to give such notice on a timely basis; provided, however, that an Indemnifying Party shall not be entitled to any set off if the failure by the Indemnified Party to timely give notice of a Claim does not prejudice such Indemnifying Party.
6.4	Claims
Following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have 30 days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request. If both parties agree at or prior to the expiration of such 30-day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Claim.
6.5	Computation of Indemnifiable Losses
In calculating any Losses, the amount payable in respect of any Claim shall be reduced to reflect any compensation actually received by the Indemnified Party from any insurance claim (an “Insurance Benefit”), provided that the amount of such Insurance Benefit is not subject to reimbursement as a result of the amount payable in respect of such Claim; provided, however, that such reduction shall not apply to the extent of any retroactive adjustments or increase in insurance premium of such Indemnified Party.
6.6	Monetary Limits on Indemnification
(a)         No Claim shall be made pursuant to Sections 6.1 or 6.2 until the aggregate Losses suffered or incurred by the Indemnified Party in respect of all matters which could be the subject of such a Claim exceed $1,500,000, at which time the Indemnified Party may make Claims in respect of all Losses, including, for greater certainty, the Losses included in such $1,500,000 amount. Subject to 6.6(b) below, an Indemnifying Party shall have no liability to indemnify an Indemnified Party for any Losses after the aggregate of all successful Claims for Losses made by the Investor under Section 6.1 or by the Issuer under Section 6.2, as the case may be, exceeds the aggregate Investment Amount that has been paid at the time of any notice of the Claim. In view of the limitations on indemnification set forth in this Section 6.6, for the purposes of determining whether the $1,500,000 deductible amount referenced above has been exceeded with respect to a Claim for breach of a representation and warranty, the concepts of materiality, Material Adverse Effect, Hydro Material Adverse Effect, “in all material respects” and other similar qualifying language contained in such representation and warranty and any certification relating thereto of or on behalf of the Issuer shall be disregarded, provided for certainty that such qualifying language as to materiality shall not be disregarded for the purposes of establishing whether or not there has been a breach of representation and warranty so as to give rise to a Claim.
(b)         The limitation on liability herein in respect of any breach of a covenant in (x) Sections 4.2(a)(ii), 4.2(a)(iii), 4.2(a)(iv), 4.2(a)(v), 4.2(b)(ii), 4.2(b)(iv), 4.2(b)(ix) or 4.2(b)(xi); and (y) Sections 4.2(b)(vi) and 4.2(b)(viii) where such breach impairs the Exchange Right, in each case, is the Investment Amount that has been paid at the time of any notice of the Claims plus 10% of that Investment Amount.

6.7	Exclusivity
The provisions of this Article 6 shall apply to any claim for breach of any representation and warranty of this Agreement (other than a claim for specific performance or injunctive relief) with the intent that all such claims shall be subject to the limitations and other provisions contained in this Article 6. Notwithstanding anything to the contrary contained herein, no limitation or condition of liability or indemnity shall apply to any rights or claims based upon fraud or intentional misrepresentation and nothing contained herein shall prevent an indemnified party from pursuing remedies as may be available to such party under applicable Law in the event of an indemnifying party’s fraud, intentional misrepresentation or other intentional misconduct.
ARTICLE 7
CLOSING
7.1	Closing of the Initial Funding
(a)         Initial Funding. Subject to Section 7.1(b), the closing of the transactions contemplated by this Agreement in respect of the Initial Subscription (the “Initial Funding”) shall be held on the Initial Funding Date by way of a virtual closing through electronic exchange of deliveries.
(b)         Notwithstanding any other provision of this Agreement, if two or more persons (excluding the Investor Nominees), who are not among the Issuer’s director nominees recommended in the Issuer’s management proxy circular for election to the Board at the 2019 ASM are elected as directors of the Board at the 2019 ASM, then, the Issuer may, at its sole and absolute discretion, deliver to the Investor a notice not later than six (6) Business Days prior to the Initial Funding Outside Date, as follows:
(i)
If the Issuer intends to proceed with the Initial Funding, the Issuer shall deliver to the Investor a notice indicating its intention to proceed with the Initial Funding (“Affirmative Initial Funding Notice”). Upon delivery of the Affirmative Initial Funding Notice, the “Initial Funding Date” shall occur on the earlier of (x) the third Business Day following the date of delivery of the Affirmative Initial Funding Notice and (y) the Initial Funding Outside Date; and

(ii)
If the Issuer does not intend to proceed with the Initial Funding, the Issuer shall deliver to the Investor a notice indicating its intention to not proceed with the Initial Funding and to terminate this Agreement (“Negative Initial Funding Notice”).

7.2	Closing of the Second Funding
Second Funding. The closing of the transactions contemplated by this Agreement in respect of the Second Subscription (the “Second Funding”) shall be held on the Second Funding Date by way of a virtual closing through electronic exchange of deliveries.

7.3	Fees Payable
(a)         Structuring Fee. Upon entering into this Agreement, the Issuer shall pay, or cause to be paid to the Investor, a fee of $7,500,000 (the “Structuring Fee”), in consideration of the Investor committing to pay the Investment Amount in accordance with the provisions hereof.
(b)         Commitment Fee. Upon completion of the Initial Funding, the Issuer shall pay, or cause to be paid to the Investor, a fee in an amount equal to $15,000,000 (the “Commitment Fee”), which Commitment Fee shall be due and payable on the Initial Funding Date. The Investor shall set-off the Commitment Fee against the principal amount of the Initial Purchase Price paid to the Issuer by the Investor, and, the Issuer shall be deemed to have paid and the Investor shall be deemed to have received, the Commitment Fee in full satisfaction of the Issuer’s obligation to pay the Commitment Fee under this Section 7.3(b).
(c)         Commitment Fee Payable Upon Delivery of Negative Initial Funding Notice. Notwithstanding the foregoing, if the Issuer delivers to the Investor a Negative Initial Funding Notice pursuant to Section 7.1(b)(ii), then the Issuer shall pay, or cause to be paid, to the Investor, the Commitment Fee, which Commitment Fee shall be due and payable on or prior to the Initial Funding Outside Date.
(d)         Commitment Fee Payable Upon Failure of Certain Conditions. If this Agreement is terminated by the Investor pursuant to Section 8.1(a)(ii) due to a breach by the Issuer of any of the conditions in Sections 7.6(c)(i), 7.6(c)(ii), or 7.6(c)(iii), then the Issuer shall pay, or cause to be paid to the Investor, the Commitment Fee, which Commitment Fee shall be due and payable on the date that this Agreement is terminated in accordance with the foregoing.
7.4	Closing Deliveries of the Issuer
(a)         On or prior to the Initial Funding Date, the Issuer shall deliver or cause to be delivered, to the Investor, the following:
(i)	documents duly executed by the Issuer representing the Exchangeable Debentures registered in the name of the Investor;
(ii)
a certificate from a duly authorized officer of the Issuer, dated the Initial Funding Date, certifying: (A) the articles and by-laws of the Issuer and (B) the resolutions of the board of directors of the Issuer approving the issuance of the Exchangeable Debentures and the execution, delivery and performance of the Issuer’s obligations under each of the Transaction Agreements and the consummation of the transactions contemplated hereunder and thereunder; and (C) the matters set out in Sections 7.6(c)(i) and 7.6(c)(ii); and

(iii)	a duly executed counterpart of the Registration Rights Agreement.
(b)         On or prior to the Second Funding Date, the Issuer shall deliver or cause to be delivered, to the Investor, the following:
(i)	a filed copy of the Articles of Amendment evidencing the creation of the Redeemable Shares;

(ii)
a certificate from a duly authorized officer of the Issuer, dated the Second Funding Date, certifying: (A) the articles and by-laws of the Issuer and (B) the resolutions of the board of directors of the Issuer approving the issuance of the Redeemable Shares and the execution, delivery and performance of the Issuer’s obligations under each of the Transaction Agreements and the consummation of the transactions contemplated hereunder and thereunder; and (C) the matters set out in Sections 7.7(c)(i) and

(iii)	certificates duly executed by the Issuer representing the Redeemable Shares registered in the name of the Investor.
7.5	Closing Deliveries of the Investor
(a)         On or prior to the Initial Funding Date, the Investor shall deliver or cause to be delivered to the Issuer, the following:
(i)	payment of the Initial Purchase Price payable in respect of the Exchangeable Debentures in accordance with Section 2.2(a); and
(ii)	a duly executed counterpart of the Registration Rights Agreement.
(b)         On or prior to the Second Funding Date, the Investor shall deliver or cause to be delivered to the Issuer the payment of the Second Purchase Price payable in respect of the Redeemable Shares in accordance with Section 2.2(b).
7.6	Conditions of Initial Funding
(a)         Mutual Conditions to Initial Funding. The Issuer and the Investor acknowledge and agree that the Issuer’s obligation to sell the Exchangeable Debentures to the Investor, and the Investor’s obligation to purchase the Exchangeable Debentures from the Issuer, are each subject to the following conditions:
(i)
no Governmental Entity shall have commenced any action or proceeding to enjoin the consummation of the Initial Funding or to cease trade, or prevent the issuance of, the Exchangeable Securities, and no Governmental Entity shall have given written notice to the Issuer or the Investor of its intention to commence any such action or proceeding; and

(ii)
there shall not be in effect any Law that (x) makes the consummation of the Initial Funding illegal or otherwise prohibits or enjoins the Issuer or the Investor from consummating the Initial Funding, or (y) is made in connection with the Initial Funding and imposes any material restrictions, limitations or conditions on the Issuer or the Investor in connection therewith.

The conditions in this Section 7.6(a) are for the mutual benefit of the Issuer and the Investor and may be asserted by either party regardless of the circumstances or may be waived upon the mutual consent of the parties, in whole or in part, at any time and from time to time without prejudice to any other rights which the Issuer or the Investor may have. If any of the foregoing conditions are not satisfied or waived on or prior to the

Initial Funding Outside Date (or such earlier date specified in such condition), each of the Issuer or the Investor may, in addition to any other remedies it may have at law or equity, terminate this Agreement in accordance with Section 8.1. A party may not rely on the failure to satisfy any of the conditions in this Section 7.6(a) as a basis for terminating this Agreement if the condition would have been satisfied but for a material default by such party in complying with its obligations hereunder.
(b)         Conditions to Initial Funding in Favour of the Issuer. The Investor acknowledges and agrees that the Issuer’s obligation to sell the Exchangeable Debentures to the Investor is subject to the following conditions:
(i)	all covenants of the Investor hereunder to be performed prior to the Initial Funding Date having been performed in all material respects by the Initial Funding Date; and
(ii)
all representations and warranties of the Investor under this Agreement shall be true and correct in all respects on and as of the Initial Funding Date as if made on and as of that date (provided that for purposes of such determination any qualification as to “materiality” contained in the representations and warranties shall be disregarded), except in the case where the failure to be true and correct in all respects, individually and in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect.

The conditions in this Section 7.6(b) are for the exclusive benefit of the Issuer and may be asserted by the Issuer regardless of the circumstances or may be waived by the Issuer in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which the Issuer may have. If any of the foregoing conditions are not satisfied or waived on or prior to the Initial Funding Outside Date (or such earlier date specified in such condition), the Issuer may, in addition to any other remedies it may have at law or equity, terminate this Agreement in accordance with Section 8.1. A party may not rely on the failure to satisfy any of the conditions in this Section 7.6(b) as a basis for terminating this Agreement if the condition would have been satisfied but for a material default by such party in complying with its obligations hereunder.
(c)         Conditions to Initial Funding in Favour of the Investor. The Issuer acknowledges and agrees that the Investor’s obligation to purchase the Exchangeable Debentures from the Issuer is subject to the following conditions:
(i)	all covenants of the Issuer hereunder to be performed prior to the Initial Funding Date having been performed in all material respects by the Initial Funding Date;
(ii)
all representations and warranties of the Issuer under this Agreement shall be true and correct in all respects on and as of the Initial Funding Date as if made on and as of that date (provided that for purposes of such determination any qualification as to “materiality” (including the term “material” and the terms, “Material Adverse Effect” and “Hydro Material Adverse Effect”) contained in the representations and warranties shall be disregarded), except in the case where the failure to be true and correct in all respects, individually and in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect; and
(iii)	there having been no Material Adverse Effect or Hydro Material Adverse Effect between the date hereof and the Initial Funding Date.
The conditions in this Section 7.6(c) are for the exclusive benefit of the Investor and may be asserted by the Investor regardless of the circumstances or may be waived by the Investor in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which the Investor may have. If any of the foregoing conditions are not satisfied or waived on or prior to the Initial Funding Outside Date (or such earlier date specified in such condition), the Investor may, in addition to any other remedies it may have at law or equity, terminate this Agreement in accordance with Section 8.1. A party may not rely on the failure to satisfy any of the conditions in this Section 7.6(c) as a basis for terminating this Agreement if the condition would have been satisfied but for a material default by such party in complying with its obligations hereunder.
7.7	Conditions of Second Funding
(a)         Mutual Conditions to Second Funding. The Issuer and the Investor acknowledge and agree that the Issuer’s obligation to sell the Redeemable Shares to the Investor, and the Investor’s obligation to purchase the Redeemable Shares from the Issuer, are each subject to the following conditions:
(i)
no Governmental Entity shall have commenced any action or proceeding to enjoin the consummation of the Second Funding or to cease trade, or prevent the issuance of, the Exchangeable Securities, and no Governmental Entity shall have given written notice to the Issuer or the Investor of its intention to commence any such action or proceeding; and

(ii)
there shall not be in effect any Law that (x) makes the consummation of the Second Funding illegal or otherwise prohibits or enjoins the Issuer or the Investor from consummating the Second Funding, or (y) is made in connection with the Second Funding and imposes any material restrictions, limitations or conditions on the Issuer or the Investor in connection therewith.

The conditions in this Section 7.7(a) are for the mutual benefit of the Issuer and the Investor and may be asserted by either party regardless of the circumstances or may be waived upon the mutual consent of the parties, in whole or in part, at any time and from time to time without prejudice to any other rights which the Issuer or the Investor may have. If any of the foregoing conditions are not satisfied or waived on or prior to the Second Funding Date (or such earlier date specified in such condition), each of the Issuer or the Investor may, in addition to any other remedies it may have at law or equity, terminate this Agreement in accordance with Section 8.1. A party may not rely on the failure to satisfy any of the conditions in this Section 7.7(a) as a basis for terminating this Agreement if the condition would have been satisfied but for a material default by such party in complying with its obligations hereunder.

(b)         Conditions to the Second Funding in Favour of the Issuer. The Investor acknowledges and agrees that the Issuer’s obligation to sell the Redeemable Shares to the Investor is subject to all covenants of the Investor hereunder to be performed prior to the Second Funding Date having been performed in all material respects by the Second Funding Date. The conditions in this Section 7.7(b) are for the exclusive benefit of the Issuer and may be asserted by the Issuer regardless of the circumstances or may be waived by the Issuer in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which the Issuer may have. If any of the foregoing conditions are not satisfied or waived on or prior to the Second Funding Date (or such earlier date specified in such condition), the Issuer may, in addition to any other remedies it may have at law or equity, terminate this Agreement in accordance with Section 8.1. A party may not rely on the failure to satisfy any of the conditions in this Section 7.7(b) as a basis for terminating this Agreement if the condition would have been satisfied but for a material default by such party in complying with its obligations hereunder.
(c)         Conditions to the Second Funding in Favour of the Investor. The Issuer acknowledges and agrees that the Investor’s obligation to purchase the Redeemable Shares from the Issuer is subject to the following conditions:
(i)	all covenants of the Issuer hereunder to be performed prior to the Second Funding Date having been performed in all material respects by the Second Funding Date;
(ii)	no Acceleration Event (as defined in the Exchangeable Securities Terms) shall have occurred; and
(iii)	there having been no Material Adverse Effect or Hydro Material Adverse Effect between the Initial Funding Date and the Second Funding Date.
The conditions in this Section 7.7(c) are for the exclusive benefit of the Investor and may be asserted by the Investor regardless of the circumstances or may be waived by the Investor in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which the Investor may have. If any of the foregoing conditions are not satisfied or waived on or prior to the Second Funding Date (or such earlier date specified in such condition), the Investor may, in addition to any other remedies it may have at law or equity, terminate this Agreement in accordance with Section 8.1. A party may not rely on the failure to satisfy any of the conditions in this Section 7.7(c) as a basis for terminating this Agreement if the condition would have been satisfied but for a material default by such party in complying with its obligations hereunder.
ARTICLE 8
TERMINATION
8.1	Termination
(a)         This Agreement may be terminated at any time prior to the Initial Funding:
(i)	by mutual written consent of the Issuer and the Investor;

(ii)	(A) by the Issuer or the Investor, pursuant to Section 7.6(a), (B) by the Issuer, pursuant to Section 7.6(b) or (C) by the Investor, pursuant to Section 7.6(c);
(iii)
by the Issuer, on the one hand, or the Investor, on the other hand, on written notice to the other party if the Initial Funding has not occurred prior to the Initial Funding Outside Date, provided, that, the right to terminate this Agreement pursuant to this Section 8.1(a)(iii) will not be available to a party if a breach by such party of this Agreement has been the cause of, or resulted in, the failure of the Initial Funding to occur by such date; or

(iv)
automatically, upon the payment of the Commitment Fee, but only if the Issuer delivers to the Investor a Negative Initial Funding Notice pursuant to Section 7.1(b)(ii), provided that, upon such termination, neither party will have any liability or obligations to the other party under this Agreement or the Transaction Agreements.

(b)         This Agreement may be terminated in respect of the Second Funding at any time following the Initial Funding Date and prior to the Second Funding Date by mutual written consent of the Issuer and the Investor.
(c)         This Agreement may be terminated by either the Issuer or the Investor after June 30, 2029, provided the Exchange Right has been fully exercised.
(d)         If this Agreement is terminated by the parties in accordance with this Section 8.1 hereof, this Agreement shall become void and of no further force and effect and none of the parties hereto shall have any liability in respect of a termination of this Agreement, except that the provisions of this Section 8.1, Article 6 and Article 9 shall survive the termination of this Agreement and except that nothing herein shall relieve any party from any liability for any breach of the provisions of this Agreement (including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein) prior to the termination of this Agreement.
ARTICLE 9
MISCELLANEOUS
9.1	Public Disclosure and Filings
Neither the Issuer nor the Investor shall make any public announcement with respect to the existence or terms of this Agreement or the transactions provided for herein without the prior approval of the other parties, which shall not be unreasonably withheld or delayed. Each party shall use commercially reasonable efforts to permit the other parties to review and comment on all such public announcements prior to the release or filing thereof. Notwithstanding the foregoing, the Investor hereby acknowledge and agree that the Issuer may publicly disclose the terms of the Transaction Agreements and file the Transaction Agreements and the terms of the Exchangeable Securities as required by applicable Securities Laws; provided that the Issuer will consider, acting reasonably, any request by the Investor for redactions to, or confidential treatment of, such materials to the extent permitted under applicable Securities Laws. The Issuer hereby acknowledges and agrees that the Investor may make such filings as required by applicable Securities Laws with respect to their ownership of the Exchangeable Securities.

9.2	Notices
(a)         Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:
(i)	in the case of the Investor:
Brookfield BRP Holdings (Canada) Inc.
[Address]
Attention :       [Name]
Email:             [Email]

with a copy (which shall not constitute notice) to:
Torys LLP
[Address]
Attention :       [Name]
Email:             [Email]
(ii)	in the case of the Issuer: TransAlta Corporation [Address]

Attention :       [Name]
Email:             [Email]
with a copy (which shall not constitute notice) to:
Davies Ward Phillips & Vineberg LLP
[Address]
Attention :       [Name]
Email:             [Email]
(b)         Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Calgary time) at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.
(c)         Any party may at any time change its address for service from time to time by giving notice to the other party in accordance with this Section 9.2.

9.3	Amendments and Waivers
No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.
9.4	Assignment
No party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other party, provided that the Investor may assign the rights and/or obligations hereunder to one or more Affiliates without the consent of the Issuer so long as the Affiliate that is the transferee has, or has access to, sufficient assets to pay the Second Purchase Price.
9.5	Remedies
(a)         The parties agree that the Issuer and the Investor shall be entitled to equitable relief (without the need to post security), including injunction and specific performance, in the event of any breach or anticipatory breach by the Issuer or the Investor or its Affiliates, as the case may be, of the provisions of this Agreement, in addition to any other remedies available to the Issuer or the Investor, as the case may be, at law or in equity, and the parties acknowledge and agree that an award of damages may not be an effective or adequate remedy in the event of a breach by the Issuer or the Investor, as the case may be, of this Agreement.
(b)         The parties agree that information and documents that may be required to be disclosed in any litigation arising out of or relating to this Agreement (including any issues relating to the formation, existence, validity, enforceability, performance, interpretation or termination of this Agreement), or the subject matter of this Agreement, shall be kept strictly confidential, and further agree to provide their consent to a confidentiality order (in a form to be agreed upon by the parties or their counsel, acting reasonably) to be submitted to the court in connection with any such litigation.
9.6	Successors and Assigns
This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and their respective successors or heirs, executors, administrators and other legal personal representatives, and permitted assigns.
9.7	Further Assurances
Each of the parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly as practicable do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.
9.8	Counterparts
This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.
9.9	Expenses
Except as otherwise set forth herein, each party will bear their own expenses in connection with the negotiation, preparation, execution and performance of this Agreement and the other Transaction Agreements and the transactions contemplated herein and therein.
[Remainder of page left intentionally blank.]

IN WITNESS WHEREOF this Agreement has been executed by the parties on the date first written above.
TRANSALTA CORPORATION

by	(signed) Christophe Dehout
Name: Christophe Dehout
Title: Chief Financial Officer

(signed) John Kousinioris
Name: John Kousinioris
Title: Chief Growth Officer

BROOKFIELD BRP HOLDINGS (CANADA) INC.

by	(signed) Sachin Shah
Name: Sachin Shah
Title: Chief Executive Officer

(signed) Jennifer Mazin
Name: Jennifer Mazin
Title: Senior Vice-President and Secretary

Signature Page to the Investment Agreement

SCHEDULE A
EXCHANGEABLE SECURITIES TERMS
Term:	Redeemable Shares: Perpetual. Exchangeable Debentures: 20 years from Initial Funding Date.

Ranking:
Redeemable Shares: There will be a fixed number of 400,000 Redeemable Shares authorized for issuance.  The Redeemable Shares will rank pari passu to all existing series of First Preferred Shares of the Issuer with respect to dividends and liquidation preference.

Exchangeable Debentures: There will be a fixed number of 350,000 Exchangeable Debentures authorized for issuance.  The Exchangeable Debentures will rank subordinate to all existing and future secured and senior unsecured indebtedness of the Issuer, including the Issuer’s existing credit facility.

The Issuer’s obligations under the Exchangeable Securities will not be guaranteed by any of its subsidiaries.

Dividend/Interest:
Redeemable Shares: 7% per annum cumulative dividend payable quarterly in cash. The Issuer must pay unpaid dividends on the Redeemable Shares prior to making any other payment (distribution, repurchase or otherwise) on any other classes of equity of the Issuer, other than in connection with the SIB or a normal course issuer bid.

Exchangeable Debentures: Interest will accrue at 7% per annum from the First Funding Date payable quarterly in cash in arrears.

Exchange Right:
At any time after December 31, 2024, Investor shall be entitled to require the Issuer to redeem or exchange, as applicable, all but not less than all of the Exchangeable Securities then held by the Investor and its Affiliates minus that number of Exchangeable Securities that are specified in a notice of Optional Redemption (if any) issued by the Issuer where such Optional Redemption has not been completed, for the Redemption Price (the “Exchange Right”).

Optional Redemption:
At any time after December 31, 2028, the Issuer shall have the option to redeem the Exchangeable Securities, in whole or in part (“Optional Redemption”), at the Redemption Price provided that the minimum proceeds to Investor for each such redemption (other than the final redemption) must be not less than $100,000,000 and further provided all Exchangeable Securities must be redeemed within 36 months of the date on which the first Optional Redemption occurs.

“Redemption Price” means (1) for each Redeemable Share being redeemed, the subscription price paid by the Investor for such Redeemable Share, together with all accrued but unpaid dividends thereon, and (2) in respect of each Exchangeable Debenture being redeemed, a redemption price equal to 100% of the principal amount of such Exchangeable

Debenture plus accrued and unpaid interest thereon. The Redemption Price shall be satisfied in the manner set forth below under “Satisfaction of Redemption Price”.
Satisfaction of Redemption Price:
Upon the Redemption Price becoming payable pursuant to (i) the Investor’s exercise of the Exchange Right or the occurrence of an Equity Acceleration Event, Investor shall receive the Equity Redemption Amount; or (ii) an Optional Redemption or the occurrence of a Cash Acceleration Event, the Investor shall receive the Cash Redemption Amount.

“Equity Redemption Amount” shall mean an equity interest in Hydro Assets Owner (as defined below) equal to (i) the aggregate Redemption Price for all Exchangeable Securities issued to Investor divided by (ii) the Tax Affected Hydro SPV Equity Value, provided that such Hydro Equity Interest in the Hydro Assets Owner shall not exceed 49% of all issued and outstanding equity interests of Hydro Assets Owner (the “Hydro SPV Equity”).  To the extent that the Hydro Equity Interest would exceed 49% of the Hydro SPV Equity, the balance of the aggregate Redemption Price for all Exchangeable Securities shall be paid by the Issuer by the delivery of cash.  If the Optional Redemption is exercised in part, but not whole, the Equity Redemption Amount will be adjusted accordingly. In the event of any material damage or destruction to the Hydro Assets, the Issuer and the Investor shall equitably adjust the Tax Affected Hydro SPV Equity Value to reflect such damage or destruction and the anticipated impact on EBITDA.

“Cash Redemption Amount” means the Redemption Price of the Exchangeable Securities being redeemed to be paid in immediately available funds paid by wire transfer to Investor.

“Hydro Assets” means the hydro generation facilities described in Schedule C, together with such other assets used to operate such facilities.

“Hydro Assets Owner” means a limited partnership or other entity to be agreed between Investor and the Issuer that shall hold directly or indirectly the interests in the Hydro Assets.

“Hydro Covenant Breach” means a breach of the covenant to complete the Hydro Asset Reorganization in the manner described in the Investment Agreement.

“Hydro SPV Equity Value” means thirteen (13) x EBITDA of the Hydro Assets for the three fiscal years ending immediately prior to the exercise of each Top-Up Option other than a Top-Up Option upon a Hydro Covenant Breach.

“EBITDA”, for purposes of the Investor’s exercise of the Exchange Right or the occurrence of an Equity Acceleration Event at any time on or after January 1, 2024, shall be calculated as set out in Appendix 1 hereto.

“Tax Deficiency Value” for the purposes of the calculation of the Tax Affected Hydro SPV Equity Value shall be calculated as set out in Appendix 2 hereto.

“Tax Affected Hydro SPV Equity Value” means thirteen (13) x EBITDA of the Hydro Assets for the three fiscal years ending immediately prior to the date of exercise of the Exchange Right, less the Tax Deficiency Value; provided, however, that, in the case of an Equity Acceleration Event, Permitted Hydro Asset Sale or exercise of the Top-Up Option upon a Hydro Covenant Breach on or prior to December 31, 2024, the Tax Affected Hydro SPV Equity Value shall be deemed to be $1.95 billion at the time of such event and subject to future adjustment (if applicable) in accordance with the “Acceleration True-Up” below or at time of exercise of the Put Right (as defined in the SPV Governance Terms).

Top-Up Option:
If at the time the Exchange Right is exercised (including, for clarity, in connection with a Permitted Hydro Asset Sale, or an Equity Acceleration Event resulting from a Hydro Covenant Breach), the Equity Redemption Amount is not sufficient to permit Investor to acquire a 49% Hydro Equity Interest, the Investor shall have a one-time option (“Top-Up Option”), exercisable until December 31, 2028, to acquire the following additional Hydro SPV Equity provided that the Investor holds at the time of exercise of such option at least 8.5% of the issued and outstanding Common Shares:

●	if the 20 day VWAP of the Common Shares (at the time the Exchange Right is exercised) is not less than $14, up to an additional 10% of such Hydro SPV Equity (to a maximum equity interest of 49%), or

●
if the 20 day VWAP of the Common Shares (at the time the Exchange Right is exercised) is not less than $17, that percentage of additional Hydro SPV Equity that would allow the Investor to hold 49% of the Hydro SPV Equity, in each case by paying to the Issuer, in cash, for such additional Hydro SPV Equity the Hydro SPV Equity Value (other than in respect of a Hydro Covenant Breach, where Investor will pay the Tax Affected Hydro SPV Equity Value) multiplied by the additional percentage of Hydro SPV Equity so acquired.

Notwithstanding the foregoing and regardless of the number of issued and outstanding Common Shares then owned by the Investor, if at the time the Exchange Right is exercised or an Equity Acceleration Event or Permitted Hydro Asset Sale occurs, the Equity Redemption Amount is not sufficient to permit Investor to acquire a 25% interest in the Hydro SPV Equity, the Investor shall have the option to acquire that percentage of additional Hydro SPV Equity that would allow the Investor to hold 25% of the Hydro SPV Equity for a price calculated on the same basis as above, paid by the Investor to the Issuer in cash.  If the Investor exercises this top-up option, the Investor will become subject to the Additional Lock-Up Period on the terms described in the Investment Agreement.

Acceleration Events:
Upon the occurrence of an Acceleration Event, upon written notice by the Investor to the Issuer, the Issuer shall be required to redeem all of the outstanding Exchangeable Securities at the Redemption Price (and satisfied in the manner set forth in “Satisfaction of Redemption Price”).

The occurrence of any of the following will constitute an “Acceleration Event”:

1.
Bankruptcy / Insolvency: the Issuer (i) files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing, or an involuntary petition is filed against the Issuer (unless such petition is dismissed or discharged within thirty (30) days), or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Issuer or (ii) takes any steps to, or undertake any proposal for, the winding-up or liquidation of the Issuer, obtain an administration order, or appoint a receiver in respect of the whole or any part of the Issuer;

2.
Regulatory Approvals: provided that the Hydro Asset Reorganization is completed in the manner described in the Investment Agreement, any regulatory approvals that would prevent the Issuer from satisfying the Redemption Price for the Equity Redemption Amount are not obtained on terms acceptable to Investor and the Issuer, acting reasonably;

3.	Litigation Proceedings: a final order is issued that enjoins either the Second Funding or the completion of the Exchange Right;
4.
Breach of Covenants: subject to customary cure periods in respect of Sections 4.2(a)(iv) and 4.2(a)(v), a breach by the Issuer of any of the negative covenants or the covenants in Section 4.2(b)(i), (ii) and (iv) described under “Covenants” in this Investment Agreement;

5.	MAE: the occurrence of a Material Adverse Effect or Hydro Material Adverse Effect after the Initial Funding Date and prior to the Second Funding Date.

An Acceleration Event of the type specified immediately above in #2 or #3, above is referred to in this term sheet as a “Cash Acceleration Event”. An Acceleration Event of the type specified immediately above in #1, #4 or #5 is referred to in this term sheet as an “Equity Acceleration Event”; provided however, that with respect to #4, if the relevant breach of covenant is Section 4.2(b)(iv) of the Investment Agreement and the reason for such breach is the failure to obtain required regulatory approvals and the Issuer is otherwise in compliance with its covenants under the Investment Agreement in relation to obtaining such regulatory approvals, such Acceleration Event shall then be a Cash Acceleration Event.

Acceleration True-Up:
If an Equity Acceleration Event occurs at any time prior to December 31, 2024, a true-up payment shall be made by the Investor to the Issuer or by the Issuer to the Investor, as the case may be, in an amount equal to the difference between (A) $1.95 billion and (B) the Tax Affected Hydro SPV Equity Value calculated as of a date (to be determined by the Investor) within the period commencing January 1, 2025 and ending December 31, 2028, which true-up payment shall be settled through the transfer of Hydro SPV Equity; provided that in no event shall such true-up payment result in the Investor owning more than a 49% interest in the Hydro Assets Owner and any difference in favour of the Investor between the true-up amount and the value of additional Hydro SPV Equity to be issued to Investor shall be satisfied by the delivery of cash.

Covenants:	Covenants in the Agreement applicable to the Exchangeable Securities or the Hydro Assets will be included in the Exchangeable Securities.
Tax Status:
Unless the Redeemable Shares are “short-term preferred shares” for purposes of the Tax Act, the Issuer will elect to pay tax under Part VI.1 of the Tax Act at such a rate that no tax under Part IV.1 of the Tax Act will be payable by holders of the Redeemable Shares.

Appendix 1
EBITDA Calculation
((C + (PA/S1 x VA/S) +(PA/S2 x VA/S) + (PA/S3 x VA/S) +(PE1 x VE) +(PE2 x VE) + (PE3 x VE) – OMA)/3) minus SCX

Where:

C
Aggregate value of the capacity payments (less all applicable penalties) and all payments received for environmental attributes (green credits), black start services and flood and reservoir management services by the Hydro Assets and any other revenue received by the Hydro Assets in each of the three years prior to the date of the exercise of the Exchange Right or the occurrence of the Equity Acceleration Event, as applicable

PA/S1
Realized average price for ancillary services (on a per MWh basis) received by the Hydro Assets in the year immediately preceding the date of the exercise of the Exchange Right or the occurrence of the Equity Acceleration Event, as applicable

PA/S2
Realized average price for ancillary services (on a per MWh basis) received by the Hydro Assets in the second year immediately preceding the date of the exercise of the Exchange Right or the occurrence of the Equity Acceleration Event, as applicable

PA/S3
Realized average price for ancillary services (on a per MWh basis) received by the Hydro Assets in the third year immediately preceding the date of the exercise of the Exchange Right or the occurrence of the Equity Acceleration Event, as applicable

VA/S
Average annual quantity of ancillary services (on a MWh basis) sold by the Hydro Assets over the 10-year period immediately preceding the date of the exercise of the Exchange Right or the occurrence of the Equity Acceleration Event, as applicable

PE1
Realized average price for energy (on a per MWh basis) received by the Hydro Assets in the year immediately preceding the date of the exercise of the Exchange Right or the occurrence of the Equity Acceleration Event, as applicable

PE2
Realized average price for energy (on a per MWh basis) received by the Hydro Assets in the second year immediately preceding the date of the exercise of the Exchange Right or the occurrence of the Equity Acceleration Event, as applicable

PE3
Realized average price for energy (on a per MWh basis) received by the Hydro Assets in the third year immediately preceding the date of the exercise of the Exchange Right or the occurrence of the Equity Acceleration Event, as applicable

VE
Average annual quantity of energy (on a MWh basis) sold by the Hydro Assets over the 10-year period immediately preceding the date of the exercise of the Exchange Right or the occurrence of the Equity Acceleration Event, as applicable

OMA
Aggregate costs of fuel and purchased power, company use electricity, contract manpower, general operating expenses, insurance, materials, property tax, royalties, salaries and wages and service allocations (IT, legal and other) associated with the Hydro Assets in each of the three years prior to the date of the exercise of the Exchange Right or the occurrence of the Equity Acceleration Event, as applicable.

SCX	SCX is $10 million being the deemed amount of aggregate annual sustaining capital expenditures period.

An independent accounting firm to be jointly engaged, and to be agreed upon, by the parties before the payment of the Equity Redemption Amount, shall verify the Issuer’s calculation of the EBITDA.

Appendix 2
Tax Deficiency Calculation

UCC Deficiency		Notes:
A	Hydro SPV Equity Value	As defined in the Exchangeable Securities Terms
B	Value of Assets with no Tax Depreciation	Fair market value of any non-depreciable assets determined on the date the Exchange Right is exercised
C	Total UCC Available	Tax pools available in the Hydro Assets Owner on the date the Exchange Right is exercised
D = A – B – C	UCC Deficiency

Tax Deficiency Calculation
D	UCC Deficiency

E	CCA	Weighted average CCA rate based on the tax pools available in the Hydro Assets Owner on the date the Exchange Right is exercised
F	Tax Rate	Combined Alberta and Federal Tax rate on the date the Exchange Right is exercised
G	Discount Rate of 7%

H = ((DxExF)/(E+G))	Tax Deficiency Value

Tax Adjusted Value and BAM Ownership
A	Hydro SPV Equity Value

H	Less Tax Deficiency Value

I = A – H	Tax Affected Hydro SPV Equity Value

J	Investment Amount

J/I	Investor’s ownership percentage

Unless both parties agree otherwise, an independent tax accounting firm to be jointly engaged, and to be agreed upon, by the parties before the payment of the Equity Redemption Amount, shall verify the Issuer’s calculation of the tax pools and the Tax Deficiency Value.

SCHEDULE B
SPV GOVERNANCE TERMS
This Term Sheet has been structured on the assumption that the Partnership will directly hold all Hydro Assets. See Section 4.10 of Investment Agreement regarding the provisions applicable to the Hydro Assets Reorganization.
Capitalized terms when used in this Term Sheet shall have the meanings set out forth below.
“Agreement” means, collectively, the limited partnership agreement governing the affairs of the Partnership and the unanimous shareholders’ agreement governing the affairs of the General Partner, in each case as amended, modified, supplemented or restated from time to time.
“Extraordinary Approval” means the approval of each Partner that, together with its affiliates, holds at least 25% of the Units.
“First Funding Date” has the meaning given in the Investment Agreement.
“General Partner” means a corporation to be incorporated under the laws of Canada or a province thereof, as determined by Brookfield and TransAlta, that will act as the sole general partner of the Partnership.
“Hydro Assets” has the meaning given in the Investment Agreement.
“Hydro Assets Reorganization” has the meaning given in the Investment Agreement.
“Investment Agreement” means the agreement to which this Term Sheet is scheduled.
“LP Effective Date” means the effective date of the Agreement.
“Management Committee” means the management committee of the Partnership established by the Partners.
“Ownership Percentage” means, with respect to any Partner as of any date, the ratio (expressed as a percentage) of the Units held by such Partner on such date to the aggregate number of Units outstanding on such date.  The Ownership Percentages of the Partners as of the LP Effective Date will be as set forth in a Schedule to the Agreement, which shall be amended from time to time as necessary to account for any change in the Ownership Percentage of any Partner. The Partners will hold an equal interest in the Partnership and the General Partner.
“Partners” means the holders of the Units, being TransAlta and Brookfield, and includes their respective successors and permitted transferees.
“Partnership” means a limited partnership to be formed under the laws of a province of Canada, as determined by Brookfield and TransAlta, that will hold, directly or indirectly, the interests in the Hydro Assets upon the completion of the Hydro Assets Reorganization.
“Performance Assurance” means letters of credit, guarantees or other forms of security for the performance of obligations acceptable to the recipient thereof.

“Representative” means a representative of a Partner appointed to the Management Committee.
“Service Providers” means TransAlta or affiliates thereof providing services to the Partnership and the underlying projects pursuant to the Services Agreements.
“Services Agreements” means, collectively, the technical and administrative services agreements and the operations and maintenance agreements to be entered into by, among others, the Partnership and the Service Providers pursuant to which the Service Providers will provide services to the Partnership such as administrative, operations, asset management and business development services. The forms of the Services Agreements will be agreed between TransAlta and Brookfield prior to the First Funding Date and attached as schedules to the Agreement.
“Units” means limited partnership units in the Partnership.

The Agreement
Purpose of Agreement
The Governance Agreement organizes the Partnership and the General Partner and contains the key governance terms for the Partnership and the General Partner, including reserved matters. The Partnership will hold all of the Hydro Assets.

Parties[1]	TransAlta Corporation or an affiliate thereof (“TransAlta”), as Partner. Investor (as defined in the Investment Agreement) or its affiliate (“Brookfield”), as Partner. The General Partner.
The Partnership
Name of the Partnership	To be agreed by TransAlta and Brookfield.
Governing Law	To be agreed by TransAlta and Brookfield.
Powers of the General Partner
Do all such things necessary or desirable to further the business of the Partnership.

Engage service providers, including the Service Providers.

Delegate day to day functions of operating the Partnership to service providers while remaining responsible therefor, including pursuant to the Services Agreements.

Units	The capital of the Partnership shall be represented by an unlimited number of Units. The General Partner will hold a nominal general partner interest in the Partnership.
Distributions
Subject to applicable law, the Partnership shall from time to time distribute to the Partners 100% of all “distributable cash” (as will be more fully described in the Agreement), allocated to each Partner in accordance with its Ownership Percentage less (without duplication) the sum of: (i) expenditures that the Partnership determines will be required to make in future periods for budgeted or approved expenditures which would reasonably be expected to result in a shortfall of cash in a future period, and (ii) the amount, if any, required by the then approved budget to be retained by the Partnership in order to maintain a reasonable level of working capital and to fund agreed upon capital expenditures.

Registered Office	[Address]

1          Note: If any Partner is not an entity of substance, a parent guarantee or other performance support may be required by the other Partner, acting reasonably.

Governance
Board of Directors
The board of directors of the General Partner will be comprised of a majority of Canadian resident directors. If a Partner owns at least 33 1/3% of the Units, then such Partner will be entitled to nominate 2 directors; provided that if Brookfield owns less than 33 1/3% of the Units and TransAlta owns at least 33 1/3% of the Units, then TransAlta will be entitled to nominate 3 directors and Brookfield will be entitled to nominate 2 directors. The typical functions of the board of directors will be given to the Management Committee as described below. The Chair of the board of directors will be nominated by TransAlta.  The Chair will not have a tie-breaking or casting vote.

Directors will not be compensated for their service. Each Partner will bear the costs of its own directors, including the costs of attending board meetings.

Management Committee
The powers of the board of directors to manage or supervise the management of the business and affairs of the General Partner will be delegated to a Management Committee comprised of a majority of Canadian resident Representatives. If a Partner owns at least 33 1/3% of the Units, then such Partner will be entitled to nominate 2 Representatives; provided that if Brookfield owns less than 33 1/3% of the Units and TransAlta owns at least 33 1/3% of the Units, then TransAlta will be entitled to nominate 3 Representatives and Brookfield will be entitled to nominate 2 Representatives. The Chair of the Management Committee will be nominated by TransAlta.  The Chair shall not have a tie-breaking or casting vote.

At meetings of the Management Committee, voting power will be commensurate with the Ownership Percentages of the Partners and not based on the number of Representatives in attendance as described below under “Management Committee Voting”.

Representatives will not be compensated for their service. Each Partner will bear the costs of its own Representatives, including the costs of attending Management Committee meetings.

Representatives
To the fullest extent permitted by law, each Representative shall represent, and owe duties to, only the Partner that appointed such Representative and not to the General Partner, the Partnership, any other Partner or Representative, or officer or employee of the General Partner.

The General Partner shall indemnify each Representative from and against any claims against a Representative in connection with the Representative’s service on the Management Committee.

Meetings of the Management Committee
The Management Committee shall meet periodically and at least once every financial quarter, in each case at the registered office of the Partnership or at such other place as the Representatives may agree.

Any Representative may call a meeting of the Management Committee on 5 business days’ prior written notice.

Representatives representing a majority of the Ownership Percentages, and including at least one Representative nominated by each Partner, attending a Management Committee meeting shall constitute a quorum.

Officers
The General Partner shall have such officer positions as the Management Committee deems necessary or appropriate.  The Service Providers will propose the officers of the General Partner for confirmation by the Management Committee.

Management Committee Voting	One Representative of each Partner will have the right to cast the number of votes represented by such Partner’s Ownership Percentage.

Partner Meetings
The Partners shall meet at least once annually in person or by way of resolution and every meeting of the Partners shall take place at the registered office of the Partnership or at such other place as the Partners may agree.

Any Partner may call a meeting of Partners on 21 days’ prior written notice.

Reserved Matters Requiring Extraordinary Approval
Extraordinary Approval is required to do any of the matters listed below on behalf of the Partnership or General Partner, as applicable. A unanimous resolution of the Management Committee where all Representatives are in attendance shall be deemed to constitute Extraordinary Approval of the Partners, without the need for a further resolution of the Partners:

Capital and Distributions:
•	issue any additional securities of the Partnership or the General Partner or redeem or repurchase any such securities, except as otherwise provided in the Agreement;
•	add to, change or remove any right, privilege or restriction attaching to any securities of the Partnership or the General Partner, except as otherwise provided in the Agreement;
•	list any securities on any exchange;
•	approve a non-cash capital contribution;
•
make a capital call on, or require a capital contribution by, or loan to, the Partnership not to exceed an amount to be agreed, except as otherwise provided in the Agreement or as may be required by an approved budget or in an emergency situation;

•	changing the distribution policy of the Partnership;
Financial and Contractual:
•	approval of the annual budget for the Partnership;
•
make any amendment to any budget for the Partnership that would increase expenditures by 5% or more in any given year, except as may be required to address an emergency or to comply with the Partnership’s obligations under any contract to which it is a party or governmental approval by which it is bound;

•	except as provided in an approved budget or in the ordinary course of business, transfer or dispose of any assets of the Partnership or General

Partner in excess of a dollar threshold to be agreed, with carve-outs for obsolete or worn-out assets no longer useful in the business;
•	approve any material acquisitions or business combinations, except as provided in an approved budget;
•	approve or materially amend any risk management or energy marketing policy;
•
incur any debt[1] in excess of an amount to be agreed, other than (i) as permitted under an approved budget, (ii) an operating line of credit for working capital purposes not to exceed an amount to be agreed, or (iii) as provided in the Agreement;

•
permit any encumbrances to exist on the assets of the Partnership or General Partner, except for customary permitted encumbrances including encumbrances incurred in the ordinary course of business or in respect of any debt permitted to be incurred as set forth above;

•
enter into, amend or terminate any material contract (as such term will be defined in the Agreement but, at minimum, will include (i) any power purchase agreement, (ii) any interconnection agreement or (iii) any other contract having revenues or obligations valued in excess of an annual amount to be agreed), except as provided in an applicable budget or on terms permitted by the applicable risk management or energy marketing policy;

•	appoint or terminate the auditor of the Partnership or General Partner;
•	make any material tax filings or elections;
•
commence or settle litigation in excess of a dollar threshold to be agreed or any tax related claims but, where the litigation or claim, as applicable, is against a Partner or an affiliate of a Partner, then any such decision shall not require the approval of such Partner;

Governance and Corporate:
•	change the name of the Partnership or General Partner;
•	shorten notice periods for calling meetings of the board of directors or Management Committee;
•
amend the articles, by-laws or other constating documents of the Partnership or the General Partner, in each case other than amendments to cure any ambiguity, defect or inconsistency therein or as may be necessary or desirable and not prejudicial to any of the Partners;

•	form or dissolve any subcommittee of the Management Committee or board of directors of the General Partner or any amendments to the mandate of any such duly approved subcommittee;
•	extend cure periods in cases of default under the Agreement;
•	dissolve the Partnership or the General Partner, except as provided in the Agreement; and
•	cause or permit the Partnership or General Partner to become bankrupt or seek court protection from its creditors.

[2]	Note: The parties agree that the term “debt” means indebtedness for borrowed money or any other “debt like” instruments.

Matters Involving a Conflict of Interest:

Certain matters arising between the Partnership or General Partner, on one hand, and a Partner or any of its affiliates on the other hand, shall require approval by the non-conflicted Partner or its Representatives, with the conflicted Partner and its Representatives abstaining from voting, including the following:

•
entry into of, amendment of or exercising any rights to terminate contracts between the Partnership and any Partner or entity affiliated with any Partner, including for certainty the Services Agreements;[3] and

•	decisions relating to a Partner that is in default under the Agreement, or any default in respect of the Services Agreements, and the exercise of remedies in respect thereof.

Approvals
Any matter not required to be approved by Extraordinary Approval as described above shall be decided by the affirmative approval of a simple majority of the Ownership Percentage or of the Management Committee.

It is acknowledged and agreed that the Service Providers may be permitted to carry out certain activities and bind the Partnership within a scheme of agency as may be set out in the Services Agreements.

Budget
An annual budget for the Partnership shall be prepared by the Service Provider and considered and approved each year by the Management Committee. The annual budget shall address the funding of the administration of the Partnership as well as the funding and operations of the Hydro Assets.

The initial annual budget will be approved by Brookfield and TransAlta as part of entering into the Agreement.

If an annual budget is not approved by the Management Committee in a given year, the budget from the prior year (increased by any mandatory escalations required by any contract or governmental approval by which the Partnership is bound) will be automatically adopted for the given year until a new budget is approved by the Management Committee. As well, any Partner may access the Dispute Resolution mechanism of the Agreement.

Financial Matters and Operational Information Reporting
The General Partner will provide the Partners with quarterly operational and financial reports, annual audited financial statements for each of the Partnership and General Partner.

Partners will have the right, at their own expense and during normal business hours, to inspect the books and records of the Partnership and General Partner.

[3]
Note:  TransAlta should only be removed as Service Provider in accordance with the terms of those agreements and only in the event of a material performance breach. Brookfield cannot unilaterally terminate TransAlta. However, if Brookfield believes that TransAlta is in material breach of the Services Agreements, then Brookfield will represent the Partnership in all matters relating to that dispute and TransAlta will represent itself as the Service Provider.

Tax Matters
The General Partner shall determine and conduct all tax matters required including tax statements, reports and returns.

The General Partner shall determine the accounting methods and treatment of income, gain, loss, deduction and credit for the Partnership’s and General Partner’s tax returns and reporting and may make or refrain from making any and all tax elections.

Capital Contributions
Capital Contributions
Partners will make capital contributions to the Partnership as determined by the Management Committee, as required by the then current budget, or as required in an emergency situation, in each case in accordance with the Agreement.

Capital Contribution Defaults
If a Partner fails to make a capital contribution as required by the Agreement within 10 days after receipt of a notice for a capital contribution, then:

(a)           the General Partner may cancel the capital contribution call in question;

(b)           the non-defaulting Partner may make a deficiency loan to the Partnership on behalf of the defaulting Partner at a stipulated interest rate, which loan will be repaid from cash that would otherwise have been distributed to the defaulting Partner (provided that, for tax purposes, such cash shall be deemed to have been distributed to the defaulting Partner); and/or

(c)           the General Partner or any non-defaulting Partner may enforce any or all of the other rights or remedies set forth under “Remedies on Default” below.

Guarantees or other Performance Assurances
Where any contract or governmental approval to which the Partnership or General Partner is a party or by which it is bound requires the provision of a guarantee or other Performance Assurance, each Partner or an affiliate thereof shall provide the requested guarantee or other Performance Assurance in accordance with its Ownership Percentage, failing which the other Partner may elect to provide the full amount of the required Performance Assurance and the non-providing Partner shall reimburse such Partner for all costs associated therewith plus a reasonable mark-up to be agreed in the Agreement.

Other Terms
Transfer of Units
A Partner may not transfer[4] its Units or its shares in the General Partner except:

(a)           transfers to Affiliates, as defined in the Investment Agreement (subject to “one voice” rule);

(b)           any transfer to a third party will be subject to prior compliance with a right of first offer[5] in favour of the other Partner.  In addition:

[4]	A transfer will include any upstream transfers, but not a change of control of a publicly-traded parent company.

(i)            any transferee must be a “Qualified Transferee” meeting defined creditworthiness and reputational requirements to be agreed (or providing Performance Assurances acceptable to the other Partner acting reasonably); and

(ii)           the transfer must be completed in compliance with all contracts and governmental approvals to which the Partnership or General Partner is a party or by which it is bound, and the costs associated with doing so shall be for the account of the transferring Partner;

(c)           if TransAlta elects to sell all (but not less than all) of its Units and shares to a third party, then Brookfield may, at its option, exercise customary tag rights but only if Brookfield owns less than 25% of the Units.

Put Right
During the period between January 1, 2030 and December 31, 2033, if Brookfield owns less than 25% of the Units, it will, on notice to TransAlta, have a right to put all (but not less than all) of the Units and shares in the General Partner that it owns to TransAlta for cash at a price equal to the Tax Affected Hydro SPV Equity Value[6] (for the Units and shares in the General Partner to be sold) at the time of such put. TransAlta will have 36 months to pay the purchase price following any exercise of this put. Prior to exercising this put right, Brookfield must have complied with the right of first offer provisions in respect of the entirety of its interest in the Partnership and the General Partner.

Remedies on Default
If a Partner (i) fails to make any capital contribution when due, (ii) fails to provide its Ownership Percentage share of credit support required by the Partnership in accordance with the Agreement, or (iii) is in material and continuing default under the Agreement and has failed to cure such default after reasonable notice (each such event being a “Default”), then:

(a)           the defaulting Partner shall lose its right to receive any distributions made during the period of Default, and the Partnership may retain the amounts that would otherwise have been distributed to the defaulting Partner and apply such amounts to satisfy the obligations of the defaulting Partner to the Partnership or to the non-defaulting Partner; and

(b)           the Partnership may offer for sale sufficient Units (and shares of the General Partner) held by the defaulting Partner to satisfy the obligations of the defaulting Partner, in each case to the non-defaulting Partner with the price to be paid at a 5% discount to fair value and the proceeds to be applied as specified in paragraph (a).

[5]
Without limitation, the ROFO will provide that the selling shareholder cannot sell to a third party below the price offered to the non-selling Partner without first offering to sell to the non-selling Partner at the reduced price.

[6]	“Tax Affected Hydro SPV Equity Value” has the meaning ascribed thereto in the Exchangeable Securities Terms.

Purchase Option on Bankruptcy or Other Involuntary Transfer
If there is a bankruptcy of a Partner or other involuntary transfer of a Partner’s Units or shares in the General Partner, then the other Partner shall have an option to purchase such Units and shares at their fair value.

No Permitted Encumbrances
No Partner may encumber its Units or shares in the General Partner except that a Partner may pledge its Units and shares as security for indebtedness incurred relating to the business of the Partnership, provided that: (i) the provider of such financing (the “Lender”) is a regulated financial institution or otherwise acceptable to the other Partner, and (ii) the Lender acknowledges and agrees that upon it or any of its nominees enforcing any of its rights in respect of the pledged Units and shares, the Lender or such nominee shall enter into and become bound by the Agreement, including the restrictions on the transfers of Units and shares set forth therein.

If requested, the Partnership will enter into a customary acknowledgement and consent agreement with the Lender agreeing to provide the Lender with any notices of default given to the Partner under the Agreement and the right to cure any such default.

Dispute Resolution
Disputes to be determined by arbitration administered by the International Centre for Dispute Resolution in accordance with its Canadian Rules.

In the case of a dispute between the Partners on any matter:

(a)           the Partners shall meet and seek in good faith to resolve the issue;

(b)           if there is no resolution within 15 business days, a Partner may call for the matter to be referred to specified senior executives, and those executives shall meet within 15 business days (or such later date as the Partners agree) and seek in good faith to resolve the issue; and

(c)           if there is no resolution at that meeting or following any further period agreed, the matter shall be referred to binding arbitration or expert resolution (as may be required in accordance with the terms of the Agreement).

A deadlock of the Partners on a matter requiring Extraordinary Approval shall not be subject to the dispute resolution procedures, unless the parties have specifically agreed to include exceptions in the final Agreement.

Representations and Warranties	Standard representations and warranties to be included.

Indemnity of Representatives
The Partnership will indemnify the Representatives and the General Partner’s directors, officers, employees and agents from and against all claims arising out of acting on behalf of the Partnership other than due to fraud, willful misconduct or gross negligence.

Insurance	The Partnership will put in place appropriate insurance for the Partnership’s assets (including casualty and liability insurance in accordance with prudent industry practice); however, Partners will be obligated to obtain their own directors’ and officers’ liability insurance for their Representatives and board members.
Confidentiality	Standard confidentiality provisions to be included.
Term
The Agreement will terminate on the earlier of the date when:

(a)           it is terminated by written agreement of all Partners; or

(b)           the Partnership is dissolved in accordance with the terms of the Agreement or applicable law.

SCHEDULE C
HYDRO ASSETS
The “Hydro Assets” means collectively, each of the following facilities:
Facility Name	Location	Interest (%)	Size (MW)
Barrier	Kananaskis River, Seebe, Alberta	100	13
Bearspaw	Bow River, Calgary, Alberta	100	17
Cascade	Cascade River, Banff National Park, Alberta	100	36
Ghost	Bow River, Cochrane, Alberta	100	54
Horseshoe	Bow River, Seebe, Alberta	100	14
Interlakes	Kananaskis Lakes, Alberta	100	5
Kananaskis	Bow River, Seebe, Alberta	100	19
Pocaterra	Kananaskis Lakes, Alberta	100	15
Rundle	Canmore, Alberta	100	50
Spray	Canmore, Alberta	100	112
Three Sisters	Canmore, Alberta	100	3
Bighorn	Nordegg, Alberta	100	120
Brazeau	Drayton Valley, Alberta	100	355